UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, (C1272ACK)

Autonomous city of Buenos Aires, Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Unaudited condensed consolidated financial statements as of June 30, 2026
2.	Operating and financial review and prospects as of June 30, 2026

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of June 30, 2026.

General Hornos 690

(C1272ACK) Autonomous city of Buenos Aires

Republic of Argentina

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the financial statement reader to understand certain terms as used in these unaudited condensed consolidated financial statements.

Adesol Consolidated: refers to Adesol S.A. and its subsidiaries located in Uruguay, Telemas S.A. and the following license-holding entities that operate subscriber-based television services in various localities within that country: Bersabel S.A., Audomar S.A., Dolfycor S.A., Reiford S.A., Tracel S.A., Space Energy Tech S.A., and Visión Satelital S.A.

ADR: American Depositary Receipt.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

ANC (Autoridad Nacional de la Competencia): The decentralized antitrust agency of Argentina, which replaced the CNDC in November 2025.

ARCA (Agencia de Recaudación y Control Aduanero): Argentine Tax Collection and Customs Control Agency.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

CAPEX: Capital expenditures.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission, which was dissolved by Decree No. 810/25, published on November 17, 2025, and replaced by the ANC.

CNV (Comisión Nacional de Valores): The Argentine Securities and Exchange Commission.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): Paraguay Telecommunications Commission.

CPI: National Consumer Price Index.

CVH: Cablevisión Holding S.A., controlling company of Telecom Argentina since January 1, 2018.

DFI: Derivative Financial Instrument.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

Fintech services: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

Fixed and intangible assets: Includes PP&E, Intangible assets, Goodwill, Investment Properties and Rights of use assets.

FVPL: Fair Value through Profit or Loss.

FVOCI: Fair Value through Other Comprehensive Income.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

TELECOM ARGENTINA S.A.

ICT Services provided in Argentina – Personal Network: Corresponds to the operations carried out by Telecom Argentina and its subsidiaries located in Argentina except TMA (TSMA -until December 31, 2025-, Personal Smarthome and NYS2 - until their liquidation -, Cable Imagen, PEM and Inter Radios,) engaged in the provision of ICT services.

ICT Services provided in Argentina – TMA Network: Corresponds to the operations carried out by the subsidiary TMA.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

La Capital Cable: Name corresponding to an associate of Telecom Argentina, La Capital Cable S.A.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Name corresponding to the limited company that was a subsidiary until January 21, 2026, and was subsequently accounted for as a joint venture, namely Micro Sistemas S.A.

NYSE: New York Stock Exchange.

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom Argentina.

Other segments: These correspond to a) ICT services provided through subsidiaries (Telecom USA, Núcleo, Adesol Consolidated, Opalker, Ubiquo, Televisión Dirigida, Naperville, Saturn, Manda, RISSAU and Personal Investment) in Paraguay, Uruguay, Chile and USA, and b) activities in the fintech industry, carried out, through subsidiaries Micro Sistemas (until January 21, 2026), Personal Envíos, CrediPay and MFH in Argentina, Paraguay and USA.

Openxpand: Name corresponding to a joint venture of Telecom, Openxpand S.A.

Pem/ Cable Imagen/ Inter Radios / RISSAU/ Manda/ TMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the LGS, or were controlled by Telecom Argentina, directly or indirectly: Pem S.A.U., Cable Imagen S.R.L., Inter Radios S.A.U., Red Intercable Satelital S.A.U., Manda S.A. and Telefónica Móviles Argentina S.A.

Personal Smarthome/ NYS2: Names corresponding to limited companies or limited responsibility companies that were directly or indirectly controlled by Telecom Argentina: Personal Smarthome S.A. and NYS2 S.A.U. These companies were liquidated on May 28, 2026.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

Telecom Argentina: Telecom Argentina S.A.

Telecom or the Company: Telecom Argentina and its consolidated subsidiaries.

Telecom USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/ Ubiquo/ MFH/ Naperville/ Saturn/ CrediPay/Personal Investment: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa, Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC, CrediPay S.A. and Personal Investment LLC., respectively, companies that are directly or indirectly controlled according to the definition of the LGS.

TSMA: Name corresponding to the subsidiary merged as from January 1, 2026, with Telecom Argentina, namely Teledifusora San Miguel Arcángel S.A.

USA: United States of America.

TELECOM ARGENTINA S.A.

UVA (Unidad de Valor Adquisitivo): Purchasing Value Unit, an index developed and published by the BCRA.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		June 30,	December 31,
ASSETS	Note	2026	2025
Current Assets
Cash and cash equivalents	2	401,241	548,065
Investments	2	555,448	377,487
Trade receivables		813,280	933,818
Other receivables		210,211	186,917
Inventories		87,741	92,927
Assets classified as held for sale		27,972	3,518
Total current assets		2,095,893	2,142,732
Non-Current Assets
Trade receivables		976	1,098
Other receivables		28,997	33,733
Deferred income tax assets	9	12,282	56,593
Investments	2	124,113	17,179
Goodwill	3	5,190,883	5,192,625
PP&E	4	7,871,318	7,932,799
Intangible assets	5	3,025,164	3,121,564
Right of use assets	6	835,801	849,806
Investment properties	7	73,093	74,625
Total non-current assets		17,162,627	17,280,022
TOTAL ASSETS		19,258,520	19,422,754
LIABILITIES
Current Liabilities
Trade payables		1,087,595	1,295,610
Borrowings	8	1,107,850	1,888,864
Salaries and social security payables		404,744	508,331
Income tax liabilities	9	410,424	77,984
Other taxes payables		297,352	284,036
Dividends payables		96	102
Leases liabilities		148,140	174,135
Other liabilities		86,174	99,511
Provisions	10	89,186	156,320
Total current liabilities		3,631,561	4,484,893
Non-Current Liabilities
Trade payables		14,349	23,736
Borrowings	8	4,495,565	4,463,593
Salaries and social security payables		62,670	68,979
Deferred income tax liabilities	9	1,335,881	1,378,750
Leases liabilities		262,632	279,572
Other liabilities		62,796	61,906
Provisions	10	466,624	501,621
Total non-current liabilities		6,700,517	6,778,157
TOTAL LIABILITIES		10,332,078	11,263,050
EQUITY
Equity attributable to Controlling Company		8,830,220	8,020,135
Equity attributable to non-controlling interest		96,222	139,569
TOTAL EQUITY(See Unaudited Condensed Consolidated Statements of Changes in Equity)		8,926,442	8,159,704
TOTAL LIABILITIES AND EQUITY		19,258,520	19,422,754

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three month period ended June 30,		Six month period ended June 30,
	Note	2026	2025	2026	2025
Revenues	13	2,558,330	2,549,353	5,075,511	4,477,637
Employee benefit expenses and severance payments		(548,890)	(666,730)	(1,092,828)	(1,072,841)
Interconnection and transmission costs		(66,203)	(74,542)	(139,309)	(123,132)
Fees for services, maintenance, materials and supplies		(303,906)	(338,220)	(622,991)	(585,098)
Taxes and fees with the Regulatory Authority		(225,444)	(224,864)	(448,516)	(386,137)
Commissions and advertising		(120,668)	(143,082)	(235,597)	(244,010)
Cost of equipment and handsets	14	(81,803)	(107,280)	(159,024)	(188,428)
Programming and content costs		(129,567)	(121,719)	(255,354)	(225,465)
Bad debt expenses	10	(42,408)	(52,124)	(92,851)	(88,439)
Other operating expenses, net		(97,552)	(115,616)	(212,222)	(219,057)
Depreciation, amortization and impairment of Fixed and intangible assets		(583,453)	(628,517)	(1,142,616)	(1,109,950)
Operating income		358,436	76,659	674,203	235,080
Earnings (losses) from associates and joint ventures and Gains recognised when control of subsidiary is lost	2	(6,699)	(2,459)	32,824	(2,329)
Financial results from borrowings	15	(122,443)	(416,551)	495,433	(295,313)
Other financial results, net	15	63,671	(13,995)	119,336	7,700
Income (loss) before income tax		292,965	(356,346)	1,321,796	(54,862)
Income tax benefit (expense)	9	(110,408)	123,492	(452,758)	(46,038)
Net income (loss) for the period		182,557	(232,854)	869,038	(100,900)

Attributable to:
Controlling Company		174,149	(237,991)	853,902	(111,902)
Non-controlling interest		8,408	5,137	15,136	11,002
		182,557	(232,854)	869,038	(100,900)

Earnings (losses) per share for income attributable to the Controlling Company - Basic and diluted	1.c	80.86	(110.50)	396.48	(51.96)

See Note 14 for additional information on operating expenses by function.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency – Note 1.d)

	Three month period ended June 30,		Six month period ended June 30,
	2026	2025	2026	2025
Net income (loss) for the period	182,557	(232,854)	869,038	(100,900)

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	18,690	36,778	(53,278)	22,281
Gains (losses) of investment at fair value	497	(4,539)	1,052	1,187
Income Tax effects	(174)	1,588	(368)	(415)
Other comprehensive income (loss), net of tax	19,013	33,827	(52,594)	23,053

Total comprehensive income (loss) for the period	201,570	(199,027)	816,444	(77,847)

Attributable to:
Controlling Company	188,676	(209,588)	810,149	(90,075)
Non-controlling interest	12,894	10,561	6,295	12,228
	201,570	(199,027)	816,444	(77,847)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency – Note 1.d)

	Owners contribution		Reserves
	Outstanding shares Capital nominal value	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (1)	Other comprehensive loss	Retained earnings	Equity attributable to Controlling Company	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2025	2,154	2,875,975	3,968,350	170,767	62,614	168,318	(465,595)	1,556,157	8,338,740	168,740	8,507,480
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2025
- Absorption of specific retained earnings (losses)	-	-	(139,198)	75,703	-	1,619,652	-	(1,556,157)	-	-	-
Dividends to non-controlling shareholders	-	-	-	-	-	-	-	-	-	(15,082)	(15,082)
Transaction with non-controlling interest	-	-	-	-	-	-	63,816	-	63,816	(63,816)	-
Comprehensive income:
Net income (loss) for the period	-	-	-	-	-	-	-	(111,902)	(111,902)	11,002	(100,900)
Other comprehensive income, net of tax	-	-	-	-	-	-	21,827	-	21,827	1,226	23,053
Total comprehensive income (loss) for the period	-	-	-	-	-	-	21,827	(111,902)	(90,075)	12,228	(77,847)
Balances as of June 30, 2025	2,154	2,875,975	3,829,152	246,470	62,614	1,787,970	(379,952)	(111,902)	8,312,481	102,070	8,414,551

Balances as of January 1, 2026	2,154	2,875,975	3,825,281	248,575	62,614	1,524,780	(320,599)	(198,645)	8,020,135	139,569	8,159,704
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2026 (2)
- Absorption of specific retained earnings (losses)	-	-	(134,948)	-	-	(9,870)	-	144,818	-	-	-
Dividends to non-controlling shareholders	-	-	-	-	-	-	-	-	-	(49,634)	(49,634)
Transaction with non-controlling interest (3)	-	-	-	-	-	-	(64)	-	(64)	(8)	(72)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	853,902	853,902	15,136	869,038
Other comprehensive loss, net of tax	-	-	-	-	-	-	(43,753)	-	(43,753)	(8,841)	(52,594)
Total comprehensive income (loss) for the period	-	-	-	-	-	-	(43,753)	853,902	810,149	6,295	816,444
Balances as of June 30, 2026	2,154	2,875,975	3,690,333	248,575	62,614	1,514,910	(364,416)	800,075	8,830,220	96,222	8,926,442

(1)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.

(2)	See Note 18.

(3)	This operation represents a transaction between controlling and non-controlling stockholders related to the acquisition of 5% of Ubiquo. See Note 1.a).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Six month period ended June 30,
	Note	2026	2025
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		869,038	(100,900)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		112,537	91,162
Depreciation of PP&E	4	846,964	829,709
Amortization of intangible assets	5	142,992	122,144
Amortization of rights of use assets	6	151,365	155,034
Depreciation of Investment properties	7	1,532	3,486
Disposals of Fixed and intangible assets and Assets classified as held for sale		10,354	7,704
Earnings (losses) from associates and joint ventures and Gains recognised when control of subsidiary is lost	2	(32,824)	2,329
Financial results and others		(679,241)	288,042
Income tax expense	9	452,758	46,038
Income tax paid	9	(50,152)	(6,965)
Change in operating assets and liabilities, net of effects from purchase of controlled entity
Increase Trade receivables		(124,627)	(118,658)
Increase Other receivables		(44,497)	(72,009)
Decrease Inventories		1,578	423
Increase/ (Decrease) Trade payables		192,491	(143,366)
Increase/ (Decrease) Salaries and social security payables		2,781	(38,702)
Increase/ (Decrease) Other taxes payables		27,836	(84,675)
Decrease Other Liabilities and Provisions		(168,529)	(63,501)
Total cash flows from operating activities		1,712,356	917,295
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(1,072,106)	(546,820)
Payments for intangible asset acquisitions		(55,101)	(69,943)
Dividends received from associates	2	509	-
Proceeds from the sale of PP&E and intangible assets		14,731	19,471
Payments for acquisition of subsidiary, net of cash acquired		-	(1,523,719)
Integration of contributions in joint ventures	2	(1,824)	-
Compensation received for acquisition of companies		819	-
Proceeds from DFI liquidations		215	3,052
Cash flows from losing control of a subsidiary		(43,775)	-
Proceeds from sale of investments not considered as cash and cash equivalents		375,469	170,735
Payments for investments not considered as cash and cash equivalents		(567,464)	(68,376)
Total cash flows used in investing activities		(1,348,527)	(2,015,600)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	8	1,230,280	3,381,227
Payment of borrowings	8	(1,183,403)	(1,767,007)
Repurchase of Notes	8	-	(6,412)
Payment of interests, DFI and related expenses	8	(294,710)	(431,458)
Payments of leases liabilities		(117,974)	(120,392)
Dividends paid to non-controlling interests in subsidiaries		(51,347)	(14,887)
Total cash flows from (used in) financing activities		(417,154)	1,041,071

NET DECREASE IN CASH AND CASH EQUIVALENTS		(53,325)	(57,234)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		548,065	489,287
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(93,499)	9,925
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		401,241	441,978

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TELECOM ARGENTINA S.A.

Non-cash investing and financing activities

Main non-cash transactions from the unaudited condensed consolidated statement of cash flows are the following:

	Classification of activities	Six month period ended June 30,
Description		2026	2025
PP&E and intangible assets acquisition financed with accounts payable	Investing	347,836	42,041
Right of use assets acquisition owed	Investing	138,606	122,935
Other receivables pending collection from PP&E sale	Investing	473	-
Joint venture acquisition through loss of control of subsidiary (Note 2)	Investing	121,788	-
Trade payables offset with PP&E sale	Investing	6,749	-
Issuance costs payable	Financing	283	1,855
Acquisition of non-controlling interest financed with other payables	Financing	72	-
Other receivables increase through investments	Investing	3,096	-

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2026

(In millions of Argentine pesos in current currency, except as otherwise indicated)

TELECOM ARGENTINA S.A.

NOTE 1 –BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

These unaudited condensed consolidated financial statements as of June 30, 2026, and for the six and three month periods ended on June 30, 2026, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Therefore, these unaudited condensed consolidated financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual consolidated financial statements as of December 31, 2025 included in the Form 20F 2025, which can be consulted at the Company´s website (https://inversores.telecom.com.ar/en/quarterly-earnings.html). It should be noted that the annual consolidated financial statements have been measured in terms of current pesos as of December 31, 2025, applying the guidance in IAS 29. These unaudited condensed consolidated financial statements have been measured in terms of current pesos as of June 30, 2026, applying the guidance in IAS 29. (See Note 1.d).

We have not recast our annual consolidated financial statements to measure them in terms of current pesos as of June 30, 2026, the most recent financial period for which consolidated financial statements are available. Therefore, the annual consolidated financial statements and the unaudited condensed consolidated financial statements are not comparable.

These unaudited condensed consolidated financial statements were prepared following the same accounting policies as in the most recent annual consolidated financial statements.

As of June 30, 2026, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

Company	Main Activity	Country	Direct/indirect interest in capital stock and votes
TMA	ICT Services and Audiovisual Communication Services	Argentina	99.999625%
Micro Sistemas (a)	Services related to the use of electronic payment media	Argentina	50.00%
Manda	Holding	Argentina	100.00%
RISSAU	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Pem	Holding	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome (b)	Security solutions and services	Argentina	100.00%
NYS2 (b)	ICT Services and Audiovisual Communication Services	Argentina	100.00%
Telefónica Ingeniería de Seguridad de Argentina S.A.U.	Security solutions and services	Argentina	99.999625%
Ubiquo (c)	Cybersecurity services and products	Chile	100.00%
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
CrediPay	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol Consolidated	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
MFH	Holding	USA	100.00%
Naperville	Holding	USA	100.00%
Saturn	Holding	USA	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Investment (d)	Holding	USA	100.00%

(a)	Included in the Company’s unaudited condensed consolidated financial statements until January 21, 2026, and thereafter accounted for as a joint venture. See Note 18.a).
(b)	Included in the Company’s unaudited condensed consolidated financial statements until May 28, 2026, when they completed their liquidation process.
(c)	In June 2026, Opalker acquired an additional 5% equity interest in Ubiquo Chile SpA, increasing its ownership interest to 100%. This transaction represents a transaction between controlling and non-controlling shareholders in equity, refer to the Unaudited condensed consolidated statements of changes in Equity.
(d)	Company created on April 24, 2026. As of the date of issuance of these unaudited condensed consolidated financial statements, this subsidiary is a dormant entity.

The preparation of these unaudited condensed consolidated financial statements in accordance with IAS 34 requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates.

These unaudited condensed consolidated financial statements are expressed in millions of Argentine pesos, on an accrual basis of accounting, based on historical cost restated, except for certain financial assets and liabilities (including DFI) that are measured at fair value and are prepared in current currency as of June 30, 2026.

The figures as of December 31, 2025 and for the six and three month periods ended June 30, 2025, which are disclosed in these unaudited condensed consolidated financial statements for comparative purposes, are a result of restating the consolidated financial statements as of such dates, according to what is described in section d). When applicable, certain reclassifications were made for comparative purposes.

TELECOM ARGENTINA S.A.

As disclosed in Note 29 to our annual consolidated financial statements as of December 31, 2025, the Company has consolidated TMA as from February 24, 2025 (the “Acquisition date”), and, therefore, the results for the six month period ended June 30, 2026, are not comparable to the comparative information presented in these unaudited condensed consolidated financial statements.

These unaudited condensed consolidated financial statements contain, in addition to all disclosures required under IAS 34, some disclosures required by the LGS and/or by the CNV.

These unaudited condensed consolidated financial statements as of June 30, 2026, were authorized for issuance and approved by resolution of the Board of Directors’ meeting held on August 7, 2026.

b)	Segment information

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT Services industry (adding to the same segment the activities related to mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries located in Argentina except TMA (stated in historic currency at the transaction date), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that Telecom Argentina has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom Argentina and its subsidiaries located in Argentina except TMA and are not allocated specifically to one of them.

Additionally, TMA is identified as a different reportable segment, “ICT Services provided in Argentina – TMA Network” corresponding to the provision of mobile and fixed telephony services, fixed broadband, and video services on a nationwide scale in Argentina, using its own networks, with its own infrastructure. The subsidiary TMA is managed as a separate business unit, and therefore, the Executive Committee and the CEO review its economic and financial information (stated in historic currency at the transaction date) separately. Regarding costs, they are not specifically allocated to a type of service, considering that TMA has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by TMA and are not allocated specifically to one of them.

Additionally, Telecom carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops abroad are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the "ICT Services provided in Argentina – Personal Network" and “ICT Services provided in Argentina – TMA Network” segments and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other segments". For the six and three-month periods ended June 30, 2025, the “Other segments” category also included fintech activities in Argentina carried out through Micro Sistemas, as such activities did not meet the criteria to be reported as a separate operating segment.

The Executive Committee and the CEO continue to monitor these businesses to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

As a result, segments as of June 30, 2026, and 2025, are the following:

-	ICT Services provided in Argentina – Personal Network.
-	ICT Services provided in Argentina – TMA Network.
-	Other segments.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and gains recognised when control of subsidiary is lost, and depreciation, amortization and impairment of Fixed and Intangibles Assets, reviewing this information in the currency of the date of each transaction.

Presented below is the Segment financial information for the six and three month periods ended June 30, 2026 and 2025:

TELECOM ARGENTINA S.A.

☐	Unaudited Condensed Consolidated Income Statement for the six-month period ended June 30, 2026

	ICT Services provided in Argentina – Personal Network			ICT Services provided in Argentina – TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	2,932,050	170,363	3,102,413	1,765,294	107,581	1,872,875	232,078	13,911	245,989	(145,766)	5,075,511
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(629,389)	(37,721)	(667,110)	(383,898)	(22,333)	(406,231)	(18,374)	(1,113)	(19,487)	-	(1,092,828)
Fees for services, maintenance, materials and supplies	(308,910)	(26,261)	(335,171)	(235,366)	(30,945)	(266,311)	(24,266)	(1,439)	(25,705)	4,196	(622,991)
Taxes and fees with the Regulatory Authority	(246,635)	(14,299)	(260,934)	(169,695)	(10,279)	(179,974)	(7,172)	(436)	(7,608)	-	(448,516)
Commissions and advertising	(121,683)	(6,690)	(128,373)	(81,439)	(4,985)	(86,424)	(19,819)	(1,112)	(20,931)	131	(235,597)
Programming and content costs	(175,278)	(10,089)	(185,367)	(48,614)	(2,893)	(51,507)	(17,650)	(830)	(18,480)	-	(255,354)
Other operating costs	(314,023)	(41,616)	(355,639)	(307,069)	(30,011)	(337,080)	(30,791)	(1,833)	(32,624)	121,937	(603,406)
Adjusted EBITDA	1,136,132	33,687	1,169,819	539,213	6,135	545,348	114,006	7,148	121,154	(19,502)	1,816,819
Depreciation, amortization and impairment of Fixed and intangible assets											(1,142,616)

Operating income											674,203
Earnings from associates and joint ventures and Gains recognised when control of subsidiary is lost											32,824
Financial results from borrowings											495,433
Other financial results, net											119,336
Income before income tax											1,321,796
Income tax expense											(452,758)
Net income											869,038

Attributable to:
Controlling Company											853,902
Non-controlling interest											15,136
											869,038

TELECOM ARGENTINA S.A.

☐	Unaudited Condensed Consolidated Income Statement for the three-month period ended June 30, 2026

	ICT Services provided in Argentina – Telecom Network			ICT Services provided in Argentina – TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	1,548,498	29,728	1,578,226	923,295	19,887	943,182	119,077	2,303	121,380	(84,458)	2,558,330
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(320,164)	(6,623)	(326,787)	(208,167)	(4,541)	(212,708)	(9,215)	(180)	(9,395)	-	(548,890)
Fees for services, maintenance, materials and supplies	(162,424)	(8,137)	(170,561)	(120,375)	(1,887)	(122,262)	(12,819)	(264)	(13,083)	2,000	(303,906)
Taxes and fees with the Regulatory Authority	(129,760)	(2,475)	(132,235)	(87,730)	(1,824)	(89,554)	(3,586)	(69)	(3,655)	-	(225,444)
Commissions and advertising	(65,834)	(1,192)	(67,026)	(41,590)	(838)	(42,428)	(11,088)	(222)	(11,310)	96	(120,668)
Programming and content costs	(94,022)	(1,817)	(95,839)	(24,493)	(497)	(24,990)	(8,566)	(172)	(8,738)	-	(129,567)
Other operating costs	(165,718)	(19,413)	(185,131)	(158,627)	(5,536)	(164,163)	(15,853)	(38)	(15,891)	77,219	(287,966)
Adjusted EBITDA	610,576	(9,929)	600,647	282,313	4,764	287,077	57,950	1,358	59,308	(5,143)	941,889
Depreciation, amortization and impairment of Fixed and intangible assets											(583,453)
Operating income											358,436
Losses from associates and joint ventures and Gains recognised when control of subsidiary is lost											(6,699)
Financial results from borrowings											(122,443)
Other financial results, net											63,671
Income before income tax											292,965
Income tax expense											(110,408)
Net income											182,557

Attributable to:
Controlling Company											174,149
Non-controlling interest											8,408
											182,557

TELECOM ARGENTINA S.A.

☐	Unaudited Condensed Consolidated Income Statement for the six-month period ended June 30, 2025

	ICT Services provided in Argentina – Personal Network			ICT Services provided in Argentina – TMA Network (1)			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	2,146,036	873,659	3,019,695	936,763	351,501	1,288,264	167,384	68,124	235,508	(65,830)	4,477,637
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(508,352)	(206,164)	(714,516)	(247,565)	(90,307)	(337,872)	(14,549)	(5,904)	(20,453)	-	(1,072,841)
Fees for services, maintenance, materials and supplies	(256,738)	(123,183)	(379,921)	(132,039)	(47,782)	(179,821)	(21,053)	(8,593)	(29,646)	4,290	(585,098)
Taxes and fees with the Regulatory Authority	(179,564)	(73,037)	(252,601)	(90,035)	(33,528)	(123,563)	(7,089)	(2,884)	(9,973)	-	(386,137)
Commissions and advertising	(88,750)	(35,826)	(124,576)	(56,783)	(20,997)	(77,780)	(32,022)	(13,303)	(45,325)	3,671	(244,010)
Programming and content costs	(122,715)	(49,829)	(172,544)	(24,559)	(7,216)	(31,775)	(15,042)	(6,104)	(21,146)	-	(225,465)
Other operating costs	(258,015)	(121,566)	(379,581)	(166,470)	(78,123)	(244,593)	(37,481)	(15,270)	(52,751)	57,869	(619,056)
Adjusted EBITDA	731,902	264,054	995,956	219,312	73,548	292,860	40,148	16,066	56,214	-	1,345,030
Depreciation, amortization and impairment of Fixed and intangible assets											(1,109,950)
Operating income											235,080
Losses from associates and joint ventures and Gains recognised when control of subsidiary is lost											(2,329)
Financial results from borrowings											(295,313)
Other financial results, net											7,700
Loss before income tax											(54,862)
Income tax expense											(46,038)
Net loss											(100,900)

Attributable to:
Controlling Company											(111,902)
Non-controlling interest											11,002
											(100,900)

(1)	For the six-month period ended June 30, 2025, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through June 30, 2025.

TELECOM ARGENTINA S.A.

☐	Unaudited Condensed Consolidated Income Statement for the three-month period ended June 30, 2025

	ICT Services provided in Argentina – Telecom Network			ICT Services provided in Argentina – TMA Network			Other segments			Eliminations	Total
	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency	Currency of the transaction date	Inflation restatement	In current currency
Revenues	1,117,314	397,962	1,515,276	704,288	254,006	958,294	89,430	32,094	121,524	(45,741)	2,549,353
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(279,798)	(100,253)	(380,051)	(204,075)	(72,222)	(276,297)	(7,659)	(2,723)	(10,382)	-	(666,730)
Fees for services, maintenance, materials and supplies	(132,288)	(55,548)	(187,836)	(102,361)	(35,443)	(137,804)	(10,824)	(3,866)	(14,690)	2,110	(338,220)
Taxes and fees with the Regulatory Authority	(93,645)	(33,352)	(126,997)	(68,276)	(24,480)	(92,756)	(3,767)	(1,344)	(5,111)	-	(224,864)
Commissions and advertising	(47,869)	(17,016)	(64,885)	(44,203)	(15,767)	(59,970)	(14,954)	(5,316)	(20,270)	2,043	(143,082)
Programming and content costs	(64,581)	(23,010)	(87,591)	(18,558)	(4,722)	(23,280)	(8,003)	(2,845)	(10,848)	-	(121,719)
Other operating costs	(135,829)	(56,784)	(192,613)	(112,431)	(57,948)	(170,379)	(20,563)	(7,595)	(28,158)	41,588	(349,562)
Adjusted EBITDA	363,304	111,999	475,303	154,384	43,424	197,808	23,660	8,405	32,065	-	705,176
Depreciation, amortization and impairment of Fixed and intangible assets											(628,517)
Operating income											76,659
Losses from associates and joint ventures and Gains recognised when control of subsidiary is lost											(2,459)
Financial results from borrowings											(416,551)
Other financial results, net											(13,995)
Loss before income tax											(356,346)
Income tax benefit											123,492
Net loss											(232,854)

Attributable to:
Controlling Company											(237,991)
Non-controlling interest											5,137
											(232,854)

TELECOM ARGENTINA S.A.

Additional information is disclosed below:

	Three month period ended June 30,		Six month period ended June 30,
Revenues	2026	2025	2026	2025
Revenues from customers in Argentina	2,438,553	2,429,569	4,833,995	4,262,717
Revenues from foreign customers	119,777	119,784	241,516	214,920
	2,558,330	2,549,353	5,075,511	4,477,637
CAPEX
ICT Services provided in Argentina – Personal Network			616,589	430,101
ICT Services provided in Argentina – TMA Network			275,305	162,732
Other segments			54,576	49,784
			946,470	642,617

	June 30,	December 31,
Fixed and intangible assets	2026	2025
ICT Services provided in Argentina – Personal Network	14,463,710	14,535,301
ICT Services provided in Argentina – TMA Network	1,883,184	1,922,597
Other segments	649,365	713,521
	16,996,259	17,171,419
Borrowings
ICT Services provided in Argentina – Personal Network	5,492,403	6,286,516
ICT Services provided in Argentina – TMA Network	-	42
Other segments	111,012	65,899
	5,603,415	6,352,457

c)	Net Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to the Controlling Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income attributable to the Controlling Company for the period by the weighted average number of common shares issued and dilutive potential common shares at the closing of the period. Since Telecom Argentina has no dilutive potential common stock outstanding, diluted earnings per share and basic earnings per share are the same.

For the six and three month periods ended June 30, 2026, and 2025 the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of June 30, 2026.

TELECOM ARGENTINA S.A.

The table below shows the evolution of the National CPI as of June 30, 2026 and 2025 and December 31, 2025 and the devaluation of the Argentine peso against the US dollar for the same years/periods:

	As of June 30, 2025	As of December 31, 2025	As of June 30, 2026
National CPI (December 2016=100)	8,855.6	10,121.4	11,826.4

Variation in prices
Annual	39.4%	31.5%	33.5%
Accumulated six months	15.1%	n/a	16.8%
Accumulated three months	6.0%	n/a	6.8%

Banco Nación US$/$ exchange rate	1,205.0	1,455.0	1,482.0

Exchange rate variation
Annual	32.1%	41.0%	23.0%
Accumulated six months	16.8%	n/a	1.9%
Accumulated three months	12.2%	n/a	7.2%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2025.

e)	New Standards and Interpretations issued by the IASB

New Standards and Interpretations issued by the IASB applied

Telecom has applied the following new standards and amendments for the first time from January 1, 2026:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IFRS 7 and 9	Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7 and 9	Financial effects of nature-dependent electricity contracts, such as Power Purchase Agreements that rely on sources like wind and solar energy. Clarification, measurement, and disclosure.	January 1, 2026

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of Telecom.

New Standards and Interpretations issued by the IASB not in force

Considering the information described in Note 3, v.2) to our annual consolidated financial statements December 31, 2025, the following new standards and amendments to the existing ones were issued during 2026:

Standards and amendments	Description	Mandatory application date for years beginning on or after
IFRS 20	Regulatory Assets and Regulatory Liabilities	January 1, 2029
Amendments to IAS 28	Amendments to the Fair Value Option for Investments in Associates and Joint Ventures—Amendments to IAS 28	January 1, 2027

If new standards or their amendments permit early adoption, it should be noted that on August 15, 2023, the CNV issued General Resolution No. 972/23, which does not allow early application of new IFRS Accounting Standards or their amendments, except that the CNV specifically permitted at the time of adoption. Management is analyzing the potential impacts of such standards.

TELECOM ARGENTINA S.A.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS

	June 30,	December 31,
Cash and cash equivalents	2026	2025
Cash and Banks(1)	121,575	179,323
Time deposits	91,528	216,847
Mutual funds	188,138	151,895
Total cash and cash equivalents	401,241	548,065

(1) As of December 31, 2025 includes restricted funds for $23,898 million, corresponding to the funds to be paid to clients in Micro Sistemas.

Investments
Current
Government bonds and Notes at FVPL	519,468	345,137
Government bonds and Notes at FVOCI	2,329	31,565
Mutual funds	668	756
Others investment at amortized cost	32,983	29
	555,448	377,487
Non- current
Investments in associates and joint ventures(a)	124,075	17,139
Other investments	38	40
	124,113	17,179
Total investments	679,561	394,666

(a)	Information on Investments in associates and joint ventures is detailed below:

1)	Financial position information:

	June 30,	December 31,
	2026	2025
Interests in associates	6,630	7,038
Interests in joint ventures	117,445	10,101
	124,075	17,139

Companies	Nature of relationship	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of
					June 30, 2026	December 31, 2025
La Capital Cable (1) (2)	Associate	Closed-circuit television	Argentina	50.00	6,630	7,038
OPH (1)	Joint venture	Holding	USA	50.00	10,335	9,868
Micro Sistemas (4)	Joint venture	Services related to the use of electronic payment media	Argentina	50.00	106,899	-
Openxpand (1) (3)	Joint venture	Development and provision of digital platforms	Uruguay	51.00	211	233
Total					124,075	17,139

(1)      Data about the issuer arises from extra-accounting information.

(2)      Direct and indirect interest.

(3)      As of June 30, 2026, despite owning a percentage higher than 50% of interest, the Company had joint control in accordance with the requirements of IFRS Accounting Standards.

(4)      Included in the Company’s unaudited condensed consolidated financial statements until January 21, 2026, and thereafter accounted for as a joint venture. See Note 18.a).

TELECOM ARGENTINA S.A.

The evolution of investments in associates and joint ventures is as follows:

	Balances as of December 31, 2025	Acquisitions	Dividends	Earnings (losses) of the period	Currency translation adjustments	Balances as of June 30, 2026
La Capital Cable	7,038	-	(509)	101	-	6,630
OPH	9,868	1,824	-	(1,347)	(10)	10,335
Micro Sistemas(1)	-	121,788	-	(14,635)	(254)	106,899
Openxpand	233	-	-	6	(28)	211
	17,139	123,612	(509)	(15,875)	(292)	124,075

	Balances as of December 31, 2024	Earnings (losses) of the period	Currency translation adjustments	Balances as of June 30, 2025
La Capital Cable	7,241	212	-	7,453
OPH	13,675	(2,536)	(685)	10,454
	20,916	(2,324)	(685)	17,907

(1)	Included in the Company’s unaudited condensed consolidated financial statements until January 21, 2026, and thereafter accounted for as a joint venture. See Note 18.a).

2)	Income statement information:

	Three month period ended June 30,		Six month period ended June 30,
	2026	2025	2026	2025
Investments in associates	49	65	101	212
Investments in joint ventures	(6,748)	(2,519)	(15,976)	(2,536)
Gains recognised when control of subsidiary is lost (1)	-	(5)	48,699	(5)
	(6,699)	(2,459)	32,824	(2,329)

(1) Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

NOTE 3 – GOODWILL

	June 30,	December 31,
	2026	2025
ICT Services provided in Argentina – Personal Network	5,149,748	5,149,748
ICT Services provided in Argentina – TMA Network	15,003	15,003
Other segments	26,132	27,874
	5,190,883	5,192,625

Movements in Goodwill are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	5,192,625	5,184,140
Decreases	-	(5)
Currency translation adjustments	(1,742)	4,563
At the end of the period	5,190,883	5,188,698

NOTE 4 – PP&E

	June 30,	December 31,
	2026	2025
PP&E	7,969,891	8,015,175
Allowance for obsolescence and impairment of materials	(67,759)	(49,328)
Accumulated impairment of others PP&E	(30,814)	(33,048)
	7,871,318	7,932,799

TELECOM ARGENTINA S.A.

Movements in PP&E (without allowance for obsolescence and impairment of materials and accumulated impairment of others PP&E) are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	8,015,175	6,727,113
Acquisitions through business combination (1)	-	1,159,758
CAPEX	863,078	575,249
Currency translation adjustments	(27,999)	6,604
Net carrying value of decreases	(9,745)	(1,270)
Reclassification (2)	(23,654)	(131)
Depreciation of the period	(846,964)	(829,709)
At the end of the period	7,969,891	7,637,614

(1)	In 2025 corresponds to the acquisition of TMA.

(2)	Corresponds to real estate assets reclassified to Assets held for sale.

Movements in the allowance for obsolescence and impairment of materials are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	(49,328)	(49,589)
Increases	(18,542)	(1,740)
Currency translation adjustments	111	(29)
At the end of the period	(67,759)	(51,358)

Movements in the accumulated impairment of others PP&E are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	(33,048)	(21,123)
Decreases	285	465
Currency translation adjustments	1,949	-
At the end of the period	(30,814)	(20,658)

NOTE 5 – INTANGIBLE ASSETS

	June 30,	December 31,
	2026	2025
Intangible assets	3,139,152	3,235,552
Impairment allowance	(113,988)	(113,988)
	3,025,164	3,121,564

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	3,235,552	3,028,463
Acquisitions through business combination (1)	-	457,735
CAPEX	83,392	67,368
Decrease through loss of control of subsidiary (2)	(35,779)	-
Currency translation adjustments	(1,021)	131
Amortization of the period	(142,992)	(122,144)
At the end of the period	3,139,152	3,431,553

(1)	In 2025 corresponds to the acquisition of TMA.

(2)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

TELECOM ARGENTINA S.A.

NOTE 6 – RIGHT OF USE ASSETS

Movements in right of use assets are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	849,806	755,203
Acquisitions through business combination (1)	-	179,684
Increases	138,606	122,935
Net carrying value of decreases	(52)	(6,434)
Currency translation adjustments	(1,194)	433
Amortization of the period	(151,365)	(155,034)
At the end of the period	835,801	896,787

(1)	In 2025 corresponds to the acquisition of TMA.

NOTE 7 – INVESTMENT PROPERTIES

Movements in Investment properties are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	74,625	-
Acquisitions through business combination (1)	-	77,488
Depreciation of the period	(1,532)	(3,486)
Net carrying value of decreases	-	(3,888)
At the end of the period	73,093	70,114

(1) In 2025 corresponds to the acquisition of TMA.

NOTE 8 – BORROWINGS

	June 30,	December 31,
Current	2026	2025
Bank overdrafts – principal	284,485	398,726
Notes – principal	343,647	788,299
Bank and other financial entities loans – principal	76,454	176,022
Loans for purchase of equipment	10,577	13,484
Interest and related expenses	392,687	512,333
	1,107,850	1,888,864
Non-current
Notes – principal	2,684,156	2,459,086
Bank and other financial entities loans – principal	434,854	738,255
Loans for purchase of equipment	8,134	14,749
Interest and related expenses	1,368,421	1,251,503
	4,495,565	4,463,593
Total borrowings	5,603,415	6,352,457

Movements in Borrowings are as follows:

	Cash items	Non-cash items	Total
At the beginning of the year			6,352,457
Proceeds from borrowings – principal	1,230,280	-	1,230,280
Payment of bank overdrafts net of proceeds	(64,537)	-	(64,537)
Issuance costs payable	-	(283)	(283)
Payment of borrowings – principal	(1,118,866)	-	(1,118,866)
Payment of interests and related expenses	(294,619)	-	(294,619)
Payment of DFI	(91)	-	(91)
Decrease through loss of control of subsidiary (1)	-	(49)	(49)
Accrued interest and other financial cost	-	236,337	236,337
Foreign currency exchange gains	-	(731,812)	(731,812)
Currency translation adjustments	-	(5,402)	(5,402)
Total at 06.30.26	(247,833)	(501,209)	5,603,415

(1)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

TELECOM ARGENTINA S.A.

	Cash items	Non-cash items	Total
At the beginning of the year			4,423,762
Proceeds from borrowings – principal	3,112,172	1	3,112,173
Proceed from bank overdrafts net of payment	268,690	-	268,690
Issuance costs payable	-	(1,855)	(1,855)
Payment of borrowings – principal	(1,766,642)	-	(1,766,642)
Repurchase of Notes	(6,412)	-	(6,412)
Payment of interests and related expenses	(429,614)	-	(429,614)
Payment of DFI	(1,844)	-	(1,844)
Accrued interest and other financial cost	-	172,792	172,792
Foreign currency exchange losses	-	126,069	126,069
Currency translation adjustments	-	882	882
Total at 06.30.25	1,176,350	297,889	5,898,001

Recent developments of Borrowings for the six-month period ended June 30, 2026, are detailed below:

a)	Telecom Argentina’s Notes

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
27	US$	600	01/2026	01/2036	In two installments of: - 50% 01/2035 - 50% 01/2036	Annual fixed rate of 8.50%	Semiannually
28	US$	81	03/2026	03/2029	In one installment at maturity date	Annual fixed rate of 6.50%	Semiannually
29	US$	26	05/2026	05/2027	In one installment at maturity date	Annual fixed rate of 3.50%	Quarterly
30	US$	35	05/2026	05/2030	In one installment at maturity date	Annual fixed rate of 6.25%	Semiannually

As of the issuance date of these unaudited condensed consolidated financial statements, Telecom Argentina has fully used the funds obtained from the issued Notes as the following:

•	Series 27 Notes:

(i)	fully prepay the loans related to the acquisition of TMA as described in Note 14 to the annual consolidated financial statements for a total amount of US$182 million ($297,729 million in current currency as of June 30, 2026), plus accrued interest, which was completed on January 27, 2026;

(ii)	fully prepay Series 1 Notes, maturing in July 2026 for a total amount of US$163 million ($247,036 million in current currency as of June 30, 2026), plus accrued interest, which was completed on February 25, 2026;

(iii)	fully prepay the loan with Banco Macro S.A. maturing in July 2028 for a total amount of $100,000 million ($104,077 million in current currency as of June 30, 2026), plus accrued interest and precancellation fees for $12,211 million ($12,709 million in current currency as of June 30, 2026), which was completed on April 7, 2026;

(iv)	fully prepay the loan with Banco BBVA Argentina S.A. maturing in January 2028 for a total amount of $50,000 million ($52,039 million in current currency as of June 30, 2026), plus accrued interest and precancellation fees for $4,797 million ($4,993 million in current currency as of June 30, 2026), which was completed on April 8, 2026;

(v)	fully prepay the loan with Banco de la Nación Argentina S.A. maturing in August 2026 for a total amount of $25,000 million ($26,019 million in current currency as of June 30, 2026), plus accrued interest and precancellation fees for $8,644 million ($8,996 million in current currency as of June 30, 2026), which was completed on April 17, 2026; and

(vi)	redeem Series 20 Notes, maturing in June 2026 for US$63.4 million ($90,898 million in current currency as of June 30, 2026) which was completed on June 8, 2026.

TELECOM ARGENTINA S.A.

•	Series 28 Notes:

Redeem Series 15 Notes, maturing in June 2026 for US$81 million ($114,152 million in current currency as of June 30, 2026), which was completed on June 2, 2026.

•	Series 29 and Series 30 Notes:

(i)	redeem Series 20 Notes, maturing in June 2026 for US$17.8 million ($25,520 million in current currency as of June 30, 2026), which was completed on June 8, 2026;

(ii)	redeem Series 15 Notes, maturing in June 2026 for US$6.5 million ($9,171 million in current currency as of June 30, 2026), which was completed on June 2, 2026; and

(iii)	redeem Series 26 Notes, maturing in July 2026 for US$36.9 million which was completed on July 20, 2026.

b)	Núcleo’s Notes

In May 2026, a new Notes Global Program for a maximum outstanding amount of up to 500,000,000,000 of Guaraníes (“Gs.”) (approximately $48,276 million as of the date of issue) was registered. Within this framework, Núcleo issued the following Note, which amount and main characteristics are described below:

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
1	Gs.	200,000	05/2026	05/2029	In one installment at maturity date	Annual fixed rate of 9.4%	Quarterly

c)	Compliance with covenants

As of the date of issuance of these unaudited condensed consolidated financial statements, Telecom Argentina complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the outstanding loan agreements as of June 30, 2026, and is also in compliance with the rest of the covenants established.

NOTE 9 – INCOME TAX AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Movements in Income tax liabilities are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	77,984	7,009
Current income tax expense	491,212	298,269
Payments	(50,152)	(6,965)
RECPAM and currency translation adjustments	(48,042)	(28,686)
Income tax withholdings	(60,578)	(77,193)
At the end of the period	410,424	192,434

Movements in Deferred Income tax assets/ (liabilities), net are as follows:

	Six month period ended June 30,
	2026	2025
At the beginning of the year	(1,322,157)	(2,117,726)
Deferred income tax benefit	38,454	252,231
Currency translation adjustments	(2,217)	176
Other comprehensive income	(368)	(415)
Acquisitions through business combination (1)	-	459,287
Tax credit recovery due to confiscatory taxation	(100)	-
Decrease through loss of control of subsidiary (2)	(37,211)	-
At the end of the period	(1,323,599)	(1,406,447)

Net deferred tax assets	12,282	488,917
Net deferred tax liabilities	(1,335,881)	(1,895,364)

(1)	In 2025 corresponds to the acquisition through business combination of TMA.

(2)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

TELECOM ARGENTINA S.A.

As of June 30, 2026, Telecom has cumulative tax loss carryforwards of $767 million that calculated considering statutory income tax rate, represent a deferred tax asset of $188 million.

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Six month period ended June 30,
	2026	2025
	Profit (loss)
Income before income tax	1,321,796	(54,862)
Non-taxable items – Earnings (losses) from associates and joint ventures and Gains recognised when control of subsidiary is lost	(32,824)	2,329
Non-taxable items – Other	(2,623)	(22,592)
Restatement in current currency of Equity, goodwill and other	793,680	601,303
Subtotal	2,080,029	526,178
Average statutory income tax rate	34.26%	33.10%
Income tax expense at statutory tax rate of each company	(712,675)	(174,184)
Deferred tax liability restatement in current currency and other	427,041	392,689
Income tax inflation adjustment	(184,497)	(262,194)
Income tax on cash dividends of foreign companies	17,373	(2,349)
Income tax expense	(452,758)	(46,038)

Current tax	(491,212)	(298,269)
Deferred tax	38,454	252,231
Income tax expense	(452,758)	(46,038)

NOTE 10 – PROVISIONS AND ALLOWANCES

a)	Deducted from assets

The evolution of the allowances deducted from assets is detailed below:

	Trade receivables		Other receivables		Inventories
	06.30.26	06.30.25	06.30.26	06.30.25	06.30.26	06.30.25
At the beginning of the year	(316,557)	(145,604)	(2,802)	(2,074)	(16,592)	(11,965)
Increases	(92,851)	(88,439)	(575)	(203)	(854)	(1,245)
Acquisitions through business combination (1)	-	(151,423)	-	-	-	-
Decrease through loss of control of subsidiary (2)	(22)	-	822	-	-	-
Uses and others	43,220	31,724	-	-	265	743
RECPAM and currency translation adjustments	50,047	33,321	263	126	4	(3)
At the end of the period	(316,163)	(320,421)	(2,292)	(2,151)	(17,177)	(12,470)

(1)	In 2025 corresponds to the acquisition of TMA.

(2)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

TELECOM ARGENTINA S.A.

b)	Provisions

Following the information described in Note 20 to our annual consolidated financial statements as of December 31, 2025, the evolution of provisions is as follows:

	Legal Claims and contingent liabilities		Asset retirement obligations		Total provisions
	06.30.26	06.30.25	06.30.26	06.30.25	06.30.26	06.30.25
Current provisions
At the beginning of the year	143,705	5,970	12,615	-	156,320	5,970
Capital - Other operating costs, net	186	467	-	-	186	467
Acquisitions through business combination (1)	-	17,734	-	4,744	-	22,478
Payments	(96,686)	(31,388)	-	-	(96,686)	(31,388)
Reclassifications	44,180	44,962	-	9,952	44,180	54,914
RECPAM, currency translation adjustments and others	(13,025)	8,538	(1,789)	(114)	(14,814)	8,424
Total current provisions	78,360	46,283	10,826	14,582	89,186	60,865

Non-current provisions
At the beginning of the year	389,940	35,059	111,681	46,177	501,621	81,236
Capital - Other operating costs, net	28,481	19,984	-	-	28,481	19,984
Capital - Right-of-use assets	-	-	4,979	11,297	4,979	11,297
Increase - Other interest, net	46,562	39,335	9,255	6,209	55,817	45,544
Acquisitions through business combination (1)	-	225,957	-	70,672	-	296,629
Decrease through loss of control of subsidiary (2)	(373)	-	-	-	(373)	-
Payments	-	(84)	(1,780)	(1,366)	(1,780)	(1,450)
Reclassifications	(44,180)	(44,962)	-	(9,952)	(44,180)	(54,914)
RECPAM, currency translation adjustments and others	(60,675)	(33,423)	(17,266)	(13,759)	(77,941)	(47,182)
Total non-current provisions	359,755	241,866	106,869	109,278	466,624	351,144
Total provisions	438,115	288,149	117,695	123,860	555,810	412,009

(1)	In 2025 corresponds to the acquisition of TMA.

(2)	Corresponds to the loss of control of Micro Sistemas equity interest in January 2026, see Note 18.a).

NOTE 11 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of June 30, 2026, and December 31, 2025 are the following:

	06.30.26	12.31.25
	In equivalent millions of Argentine pesos
Assets	246,064	672,004
Liabilities	(5,270,470)	(6,352,736)
Net Liabilities	(5,024,406)	(5,680,732)

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities

The following table presents financial assets and liabilities that are offset as of June 30, 2026, and December 31, 2025:

	As of June 30, 2026
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	884,708	79,370	(1,172,396)	(9,421)
Offsetting	(70,452)	(6,203)	70,452	6,203
Current and non-current assets (liabilities) – Book value	814,256	73,167	(1,101,944)	(3,218)

	As of December 31, 2025
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	1,006,075	71,902	(1,390,505)	(34,721)
Offsetting	(71,159)	(8,031)	71,159	8,031
Current and non-current assets (liabilities) – Book value	934,916	63,871	(1,319,346)	(26,690)

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

TELECOM ARGENTINA S.A.

Financial assets and liabilities recognized at fair value as of June 30, 2026, and December 31, 2025, and the level of hierarchy are listed below:

As of June 30, 2026	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	188,806	-	188,806
Government bonds (1) (2)	521,797	-	521,797
Other receivables: Compensation received for company acquisitions (3)	-	1,388	1,388
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	-	1,292	1,292
Total assets	710,603	2,680	713,283

As of December 31, 2025	Level 1	Level 2	Level 3	Total
Assets
Current Assets
Mutual Funds (1) (2)	152,651	-	-	152,651
Government bonds (1) (2)	376,702	-	-	376,702
Other receivables: Compensation received for company acquisitions (3)	-	1,610	-	1,610
Other receivables: Loans granted - fintech businesses (4)	-	-	8,163	8,163
Other receivables: DFI (5)	-	196	-	196
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	-	2,208	-	2,208
Total assets	529,353	4,014	8,163	541,530
Liabilities
Current Liabilities
Other liabilities: Debt for company acquisition (3)	-	920	-	920
Total liabilities	-	920	-	920

(1)	The Mutual funds are included in Cash and cash equivalents and Investments. The Government bonds are included in Investments.

(2)	The fair value is based on information obtained from active markets and corresponds to quoted market prices as of period-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

(3)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.

(4)	In 2025, the subsidiary Micro Sistemas, as part of its liquidity management strategy, derecognized its consumer loan portfolio through a non-recourse sale, transferring the related contractual rights in a manner that met the requirements for derecognition under IFRS 9. As the transfer was carried out on a non-recourse basis, the Company retained no continuing involvement and therefore has no future exposure to credit risk. These financial assets had been measured at FVPL. The fair value of the portfolio sold was determined using a discounted cash-flow approach, applying the discount rate specific to each loan.

(5)	The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. The techniques used for the measurement of financial instruments are detailed below: a) DFI for forward purchases of US dollars, corresponds to the variation between the market prices at the end of the fiscal year and the time of agreement.

In relation to the fair values set forth above, as of June 30, 2026, there were no changes in the methods and assumptions used with respect to what was reported in Note 23 to the annual consolidated financial statements as of December 31, 2025.

TELECOM ARGENTINA S.A.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Borrowings

As of June 30, 2026, the fair value of borrowings is as follows:

	Carrying Value	Fair Value
Notes	4,717,363	4,881,451
Other borrowings	886,052	863,274
	5,603,415	5,744,725

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.

b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.

c)	For the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 12 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $2,383,910 million (of which $370,424 million corresponds to Fixed and intangible assets commitments) and $1,827,548 million (of which $455,485 million corresponds to Fixed and intangible assets commitments) as of June 30, 2026 and December 31, 2025, respectively. These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

The table below details commitments within one year and beyond one year:

	June 30,	December 31,
	2026	2025
Committed within one year	1,536,495	860,144
Committed beyond one year	847,415	967,404
	2,383,910	1,827,548

NOTE 13 – REVENUES

	Three month period ended June 30,		Six month period ended June 30,
	2026	2025	2026	2025
Mobile Services	1,349,425	1,265,268	2,668,829	2,143,303
Internet Services	558,144	538,026	1,101,497	994,337
Cable Television Services	275,706	271,961	541,595	516,428
Fixed and Data Services	263,126	300,165	550,145	521,484
Other services revenues	13,350	22,379	26,842	40,307
Subtotal services revenues	2,459,751	2,397,799	4,888,908	4,215,859
Equipment revenues	98,579	151,554	186,603	261,778
Total Revenues	2,558,330	2,549,353	5,075,511	4,477,637

NOTE 14 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $4,401,308 million and $4,242,557 million for the six month periods ending June 30, 2026 and 2025, respectively and $2,199,894 million and $2,472,694 million for the three month periods ending June 30, 2026 and 2025, respectively.

TELECOM ARGENTINA S.A.

The components of cost of equipment are the following:

	Three month period ended June 30,		Six month period ended June 30,
	2026	2025	2026	2025
Cost of equipment	Profit (loss)		Profit (loss)
Inventory balance at the beginning of the year/period (1)	(91,406)	(184,247)	(109,519)	(104,872)
Plus:
Acquisitions through business combination (2)	-	-	-	(90,832)
Purchases	(97,534)	(98,379)	(158,842)	(169,823)
Other	2,219	1,948	4,419	3,701
Less:
Inventory balance at the end of the period (1)	104,918	173,398	104,918	173,398
	(81,803)	(107,280)	(159,024)	(188,428)

(1) Without considering allowance for obsolescence.

(2) In 2025 it corresponds to the acquisition of TMA.

Operating expenses, disclosed by function for the six month periods ended June 30, 2026 and 2025 are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Other expenses	Total 06.30.26	Total 06.30.25
Employee benefit expenses and severance payments	(558,794)	(242,030)	(292,004)	-	(1,092,828)	(1,072,841)
Interconnection and transmission costs	(139,309)	-	-	-	(139,309)	(123,132)
Fees for services, maintenance, materials and supplies	(275,551)	(134,744)	(212,696)	-	(622,991)	(585,098)
Taxes and fees with the Regulatory Authority	(437,416)	(4,675)	(6,425)	-	(448,516)	(386,137)
Commissions and advertising	-	-	(235,597)	-	(235,597)	(244,010)
Cost of equipment and handsets	(159,024)	-	-	-	(159,024)	(188,428)
Programming and content costs	(255,354)	-	-	-	(255,354)	(225,465)
Bad debt expenses	-	-	(92,851)	-	(92,851)	(88,439)
Other operating expenses, net	(119,431)	(47,921)	(44,870)	-	(212,222)	(219,057)
Depreciation, amortization and impairment of Fixed and intangible assets	(916,984)	(121,715)	(104,162)	245	(1,142,616)	(1,109,950)
Total 06.30.26	(2,861,863)	(551,085)	(988,605)	245	(4,401,308)
Total 06.30.25	(2,773,483)	(474,212)	(995,284)	422		(4,242,557)

NOTE 15 – FINANCIAL RESULTS

	Three month period ended June 30,		Six month period ended June 30,
	2026	2025	2026	2025
Interests on borrowings	(96,722)	(105,328)	(234,042)	(174,839)
Remeasurement in borrowings (1)	(2,988)	(6,369)	(2,295)	2,047
Foreign currency exchange gains (losses) on borrowings (2)	(22,733)	(304,854)	731,770	(122,521)
Total financial results from borrowings	(122,443)	(416,551)	495,433	(295,313)
Fair value gains on financial assets at FVPL	19,617	21,943	30,219	10,321
Other foreign currency exchange gains (losses)	(10,454)	7,345	2,711	26,652
Other interests, net	3,556	6,879	(3,157)	(6,476)
Other taxes and bank expenses	(28,467)	(43,581)	(59,138)	(69,090)
Financial expenses on pension benefits	(1,444)	(3,105)	(3,004)	(3,364)
Financial discounts on assets, debts and others	(20,304)	(34,439)	(40,653)	(31,461)
RECPAM	101,167	30,963	192,358	81,118
Total other financial results, net	63,671	(13,995)	119,336	7,700
Total financial results, net	(58,772)	(430,546)	614,769	(287,613)

(1) Related to Notes issued in UVA.

(2) Includes $(42) million and $3,548 million corresponding to net income (losses) generated by DFI for the six month period ended June 30, 2026 and 2025, respectively. Includes $(13) million and $3,395 million corresponding to net income (losses) generated by DFI for the three month period ended June 30, 2026 and 2025, respectively.

TELECOM ARGENTINA S.A.

NOTE 16 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Controlling Company

CVH is the controlling company of Telecom Argentina.

b)	Balances with Related parties

•        Associates and joint venture

CURRENT ASSETS	Kind of related party	June 30, 2026	December 31, 2025
Trade receivables
OPH	Joint venture	101	113
Micro Sistemas	Joint venture	46	-
		147	113
Other receivables
OPH	Joint venture	6	-
Micro Sistemas	Joint venture	23,332	-
		23,338	-

CURRENT LIABILITIES		June 30, 2026	December 31, 2025
Trade payables
La Capital Cable	Associate	290	932
OPH	Joint venture	18	1,243
Micro Sistemas	Joint venture	522	-
		830	2,175
Other liabilities
Micro Sistemas	Joint venture	1,433	-
		1,433	-

•        Other Related parties

CURRENT ASSETS	June 30, 2026	December 31, 2025
Trade receivables
Other related parties	3,097	3,365
	3,097	3,365
Other receivables
Other related parties	87	18
	87	18
CURRENT LIABILITIES
Trade payables
Other related parties	8,189	21,612
	8,189	21,612

TELECOM ARGENTINA S.A.

c)	Transactions with Related parties

•        Associates and joint ventures

			Six month period ended June 30,
	Transaction	Kind of related party	2026	2025
			Profit (loss)
			Revenues
La Capital Cable	Other services revenues	Associate	70	85
Otamendi Cable Color S.R.L.	Other services revenues	Associate	2	-
Micro Sistemas	Other services revenues	Joint venture	1,517	-
OPH	Other services revenues	Joint venture	536	385
			2,125	470
			Operating costs
La Capital Cable	Fees for services	Associate	(1,262)	(1,358)
Micro Sistemas	Other operating costs	Joint venture	(5,302)	-
			(6,564)	(1,358)

•        Other Related parties

		Six month period ended June 30,
	Transaction	2026	2025
		Profit (loss)
		Revenues
Other related parties	Other services revenues	3,733	4,697
		3,733	4,697
		Operating costs
Other related parties	Programming costs	(19,293)	(27,632)
Other related parties	Editing and distribution of magazines	(2,233)	(2,449)
Other related parties	Advisory services	(10,781)	(7,284)
Other related parties	Advertising purchases	(2,312)	(1,285)
Other related parties	Other purchases and commissions	(6,881)	(8,288)
		(41,500)	(46,938)

The transactions discussed above were made on arm length transaction basis. When Telecom Argentina’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

NOTE 17 – CONDITIONAL ANTITRUST RESOLUTION RELATING TO THE ACQUISITION OF TMA (“THE ACQUISITION”)

Further to the information disclosed in Note 29 – Business Acquisition - TMA - Regulatory Impact of the Acquisition, included in the annual consolidated financial statements as of December 31, 2025, the Company provides the following information concerning subsequent regulatory developments and the status of the approvals required in connection with the acquisition.

On June 17, 2026, the ANC issued a resolution pursuant to Article 14(b) of Law No. 27,442 conditioning the definitive approval of the acquisition of TMA and its subsidiaries on compliance with a series of structural and behavioral remedies (the “Acquisition Approval Resolution”).

The principal structural remedies include the transfer to an independent purchaser approved by the competent authorities of a minimum of 6,000,000 active mobile customers, comprising 4,000,000 customers in the Buenos Aires Metropolitan Area and 2,000,000 customers in the remainder of Argentina. The composition of the customer base must include an appropriate customer mix consistent with the competitive objectives of the Acquisition Approval Resolution. The customer transfer must be implemented together with the transfer and return of the related spectrum usage rights required under the Acquisition Approval Resolution and applicable ENACOM procedures.

TELECOM ARGENTINA S.A.

The Acquisition Approval Resolution also requires the transfer of 211,400 residential internet customer portfolios and depending on the locality and applicable transfer modality, certain related access-network assets or wholesale-access arrangements. In addition, it establishes temporary and ongoing obligations relating to network access, national and international roaming, co-location, access to operational and business-support systems, corporate and wholesale services (together “service arrangement”), preservation of the assets to be transferred, monitoring and regulatory supervision.

The Acquisition Approval Resolution instructed Telecom Argentina to (i) complete the divestiture within 18 months from the date of the resolution, subject to extensions of up to 6 months each, provided the total period does not exceed 24 months, and (ii) provide the ANC proposed potential purchasers for each package of assets within 60 business days.

On July 15, 2026, the Competition Tribunal, the decision-making body of ANC ( the “Tribunal”) approved the appointed monitoring agent responsible for overseeing and supervising compliance with the measures established.

Status of implementation

As of June 30, 2026, Telecom Argentina was analysing the operational, technical, commercial, legal and financial steps required to comply with the Acquisition Approval Resolution. As of the date of issuance of these unaudited condensed consolidated financial statements no potential purchaser or offer had been approved by the Tribunal or considered by the Company's Board of Directors, nor had the details of the assets and rights to be transferred or any potential agreements related to the required divestiture been approved or considered.

The final packages and proposed purchasers will be subject to the applicable review and approval processes, including the technical intervention of ENACOM and supervision by the Tribunal and the appointed monitoring agent.

Impairment assessment

The issuance of the Acquisition Approval Resolution represented an impairment indicator for purposes of IAS 36, Impairment of Assets. Accordingly, as of June 30, 2026, Telecom Argentina identified the need to reassess the recoverable amount estimate of the CGU TMA Networks, based on the assumption that the effects of the Acquisition Approval Resolution will impact solely the projected future cash flows attributable to that CGU.

The recoverable amounts were determined based on value in use, using assumptions reflecting information available as of June 30, 2026, and the current condition of the relevant assets and CGU. The analysis considered, among other factors, the potential impact of the structural and behavioral requirements of the Acquisition Approval Resolution, the expected implementation timetable, potential changes in customer-related cash flows, spectrum and network utilization, acquisition synergies, the transitional and continuing service arrangements required and the remaining commercial terms arising from the required divestitures.

Considering that, as of the date of issuance of these unaudited condensed consolidated financial statements, the Company's Board of Directors has not approved, selected, or designated any potential purchaser, operator, or specific counterparty, no formal decision has been made regarding the implementation of any alternative. For purposes of preparing the impairment assessment, Management has considered an economically viable scenario for the potential entry of a new competitor into the market. The assumptions considered may be modified based on future decisions of the Company’s Board of Directors.

Based on this assessment, the recoverable amounts of the CGU TMA Networks exceeded their respective carrying amounts and, accordingly, no impairment loss was recognized as of June 30, 2026.

The most significant assumptions used in the impairment assessment included: i) mix of customers and revenue assumptions, that reflect the expected decrease in revenues to comply with the remedies imposed by the ANC and ii) service arrangement pricing assumptions, that reflect the expected revenues from the provision of services required under the ANC remedies.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

•     Customers and revenue assumptions: Given an additional reduction in revenues of 10%, derived from a change in the mix of customers to be transferred, while the rest of the assumptions remain stable, no impairment of Fixed and intangible assets should be recognized.

•     Given a decrease of 10% in revenues from the provision of services arrangement, while the rest of the premises remain stable, no impairment of Fixed and intangible assets should be recognized.

TELECOM ARGENTINA S.A.

Assets held for sale

As of June 30, 2026, Telecom Argentina had not classified the assets potentially subject to the required divestitures as held for sale because the specific disposal groups had not been sufficiently defined and all of the criteria for classification under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, including availability for immediate sale in their present condition and a highly probable sale, had not been satisfied as of that date.

Telecom Argentina will reassess the IFRS 5 classification criteria as the divestiture packages are defined, active marketing and purchaser-selection processes progress, and the applicable regulatory approvals and commercial terms are obtained.

Uncertainty regarding the ultimate financial effect

The ultimate financial effect of the Acquisition Approval Resolution will depend on matters that had not been resolved as of June 30, 2026, including the identity and capabilities of the purchaser or purchasers, the customer portfolios and customer mix transferred, the specific spectrum rights transferred or returned, the infrastructure and other assets included in each package, the consideration received, the timing of the transfers, the network-sharing and transition-service arrangements, systems and capacity requirements, separation costs, tax consequences, and the future effects of the behavioral remedies.

Accordingly, Telecom Argentina is currently unable to provide a reliable estimate of the aggregate financial effect of the Acquisition Approval Resolution. At this stage, the Company cannot reasonably predict the nature, timing or magnitude of any potential impact on its future revenues, operating results, financial position, cash flows, customer base, spectrum holdings, goodwill or other intangible assets, as such impacts will depend on future developments that remain uncertain.

Telecom Argentina will update its accounting assessments and disclosures as the divestiture packages, proposed purchasers, regulatory approvals, commercial terms and implementation arrangements become sufficiently developed.

NOTE 18 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2026

a)	Agreement between Telecom Argentina, MFH and Micro Sistemas with Banco Macro S.A.

On January 22, 2026, Telecom Argentina and its direct and indirect subsidiaries MFH and Micro Sistemas have entered into a framework agreement with Banco Macro S.A. (“Banco Macro”) aimed at fostering the growth and expansion of the business of Micro Sistemas, a payment services provider operating under the “Personal Pay” brand.

This strategic alliance will enable the development of a differentiated and comprehensive value proposition for customers operating on the “Personal Pay” platform, while also expanding the range of financial products and services offered to a broader customer base, supported by Banco Macro’s leading position in the financial sector.

For these purposes, Banco Macro will contribute its expertise in financial products, while Micro Sistemas will contribute its extensive base of active customers and recurring use cases with genuine transaction activity, thereby promoting a more efficient and broader market with customers at its core.

Pursuant to this agreement, Banco Macro made a capital contribution and, therefore, subscribed for shares representing 50% of the share capital and voting rights of Micro Sistemas, for an amount in pesos equivalent to US$75 million.

As a result of this transaction, Telecom no longer holds the majority of the voting rights required to exercise control over Micro Sistemas and, accordingly, when control of a subsidiary is lost, a gain or loss is recognised on the portion of the retained interest in addition to the gain or loss on the portion no longer owned (full gain recognition) of $48,699 million, which is presented under the line item “Earnings (losses) from associates and joint ventures, and gains recognised when control of subsidiary is lost” in the unaudited condensed consolidated income statements.

Consequently, as of January 22, 2026, Telecom’s interest in Micro Sistemas amounts to 50%, and given that joint control exists, the investment in this company is measured and presented in these unaudited condensed consolidated financial statements as a joint venture.

TELECOM ARGENTINA S.A.

The transaction is subject to the corresponding approval by the National Antitrust Authority, in accordance with applicable regulations.

b)	Regulatory Framework – Universal Service Fund (FFSU)

With reference to the information disclosed in Notes 2.d) ii) 1) and 29 to our annual consolidated financial statements as of December 31, 2025, on January 22, 2026 Telecom Argentina and TMA expressed their intention to adhere to the payment plan established by ENACOM, with the purpose of aligning its situation within the framework set forth by Resolution No. 3/2026 with respect to the matters included therein.

On March 30, 2026, Telecom Argentina and TMA received notification of the final amount of the debt, which was assessed in terms of its economic convenience, taking advantage of the opportunity for a significant reduction in the interest applied to the recognized debts contemplated under the regime. Consequently, Telecom Argentina and TMA confirmed their final adherence to the Payment Facilities Plan.

In this regard, on April 6, 2026, total payments of $24,739 million ($25,748 million in current currency as of June 30, 2026) and $30,107 million ($31,335 million in current currency as of June 30, 2026) were made, corresponding to Telecom Argentina and TMA, respectively. Of this total, $21,670 million ($22,554 million in current currency as of June 30, 2026) and $28,825 million ($30,000 million in current currency as of June 30, 2026) attributable to Telecom Argentina and TMA, respectively, are related to FFSU and include $8,239 million ($8,575 million in current currency as of June 30, 2026) and $10,246 million ($10,664 million in current currency as of June 30, 2026) in interest, respectively. The remaining payments correspond to balance differences identified during audit processes and to fines arising from sanctions imposed under compliance with regulatory requirements, as well as other costs. This thereby resolves the contingency identified in Notes 2.d) ii) 1) and 29 of the annual consolidated financial statements.

c)	Income tax - Actions for recourse filed with the Tax Authority – Telecom Argentina

In relation to the information disclosed in Note 13 to our annual consolidated financial statements as of December 31, 2025, regarding fiscal year 2009, during the period the principal tax liability plus accrued interest from ARCA was settled.

Consequently, Telecom Argentina received $453 million ($471 million in current currency as of June 30, 2026), of which $98 million ($102 million in current currency as of June 30, 2026) correspond to the claimed principal and $355 million ($369 million in current currency as of June 30, 2026) correspond to interest.

d)	5G spectrum allocation in Paraguay

In June 2026, CONATEL launched Tender No. 01/2026 – Mobile Broadband for the granting of licenses to provide cellular mobile telephony, internet access, and data transmission services in the 2,300 MHz and 3,500 MHz frequency bands. The tender contemplates the provision of services under 5G and establishes a maximum spectrum cap of 200 MHz per service provider or economic group.

On July 16, 2026, Núcleo was awarded Lot “I” (3,700-3,750 MHz Band) and Lot “J” (3,750-3,800 MHz Band), equivalent to US$1 million of which US$0.7 million was paid on July 14, 2026 (the bidding date), and US$0.3 million was paid on August 3, 2026.

The award of the right to use the frequency band will imply the capitalization as intangible assets.

e)	Provisions of the Telecom Argentina Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2026, the shareholders of Telecom Argentina decided, among other:

(i) To approve the Board of Directors’ proposal in connection with the Accumulated retained losses as of December 31, 2025 for $(144,818) million in current currency as of June 30, 2026: (a) absorb the amount of $144,818 million in current currency as of June 30, 2026 to “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level”; and (b) to reclassify the amount of $134,948 million in current currency as of June 30, 2026 from “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”; and

(ii) to delegate on the Board of Directors the power to reverse, before December 31, 2026, the “Voluntary reserve to maintain the Company's level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in non-cash or any combination of both options, for up to the maximum amount of distribution of US$ 300 million.

TELECOM ARGENTINA S.A.

NOTE 19 – SUBSEQUENT EVENTS

Updates on Borrowings

Entity	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
Citibank N.A.	US$ Linked	18	07/2026	07/2027	In one installment at maturity date	Annual fixed rate of 3.45%	In one installment at maturity date

Carlos Moltini
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2026

(In millions of Argentine pesos in current currency – except per share data in Argentine pesos in current currency - or as expressly indicated)

1.	General considerations

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this operating and financial review and prospects discloses the comparative balances set forth below, restated to current currency as of June 30, 2026.

The table below shows the evolution of the National CPI and the Banco Nación U.S. dollar exchange rate used for the preparation of this operating and financial review and prospects, discussed in Note 1.d) to the unaudited condensed consolidated financial statements:

	As of June 30, 2025	As of December 31, 2025	As of June 30, 2026
National CPI (December 2016=100)	8,855.6	10,121.4	11,826.4

Variation in prices
Annual	39.4%	31.5%	33.5%
Accumulated six months	15.1%	n/a	16.8%
Accumulated three months	6.0%	n/a	6.8%

Banco Nación US$/$ exchange rate	1,205.0	1,455.0	1,482.0

Exchange rate variation
Annual	32.1%	41.0%	23.0%
Accumulated six months	16.8%	n/a	1.9%
Accumulated three months	12.2%	n/a	7.2%

As disclosed in Note 29 to our annual consolidated financial statements as of December 31, 2025, the Company has consolidated TMA as from February 24, 2025 (the “Acquisition date”), and, therefore, the results for the six month period ended June 30, 2026, are not comparable to the comparative information presented in this Operating and financial review and prospects.

TELECOM ARGENTINA S.A.

2.	Telecom’s activities for the six-month period ended June 30, 2026 (“1H26”) and 2025 (“1H25”)

	1H26	1H25	Variation
	P$ million		P$ million	%
Revenues	5,075,511	4,477,637	597,874	13.4
Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets)	(3,258,692)	(3,132,607)	(126,085)	4.0
Depreciation, amortization and impairment of Fixed and intangible assets	(1,142,616)	(1,109,950)	(32,666)	2.9
Operating income	674,203	235,080	439,123	186.8
Earnings (losses) from associates and joint ventures and Gains recognised when control of subsidiary is lost	32,824	(2,329)	35,153	n/a
Financial results, net	614,769	(287,613)	902,382	n/a
Income tax expense	(452,758)	(46,038)	(406,720)	n/a
Net income (loss) for the period	869,038	(100,900)	969,938	n/a

Net income (loss) attributable to:
Controlling Company	853,902	(111,902)	965,804	n/a
Non-controlling interest	15,136	11,002	4,134	37.6
	869,038	(100,900)	969,938	n/a

Earnings (losses) per share for income attributable to the Controlling Company - Basic and diluted	396.48	(51.96)

Adjusted EBITDA(1)	1,816,819	1,345,030	471,789	35.1

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net income, less income tax, financial results (Financial results from borrowings and Other financial results, net), earnings (losses) from associates and joint ventures, and gains recognised when control of subsidiary is lost, and depreciation, amortization and impairment of Fixed and intangible assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 1H26 net income for the period amounted to P$869,038 million compared to a net loss of P$100,900 million, representing 17.1% and (2.3)% of consolidated revenues in 1H26 and 1H25, respectively.

The increase in net income in 1H26 was mainly due to an increase in financials gains and higher earnings from associates and joint ventures, and gains recognised when control of subsidiary is lost for P$937,535 million and an increase of P$439,123 million in operating income, partially offset by a higher income tax expense of P$406,720 million.

Net income attributable to controlling company amounted to P$853,902 million in 1H26 compared to a net loss of P$111,902 million in 1H25.

It should be noted that the variations are partially explained by the fact that 1H26 includes the full results for TMA for the period, whereas 1H25 includes only the results from the acquisition date. The results of 1H26 contain an income of P$198,233 million corresponding to the consolidation of TMA’s results (excluding the effects of intercompany transactions), while in 1H25 such consolidation generated a loss of P$18,378 million.

During 1H26 revenues increased 13.4% compared to 1H25, amounting to P$5,075,511 million compared to P$4,477,637 million in 1H25. The increase in revenues was mainly due to effect of the consolidation of TMA’s results of P$584,611 million (excluding the effects of intercompany transactions) when comparing 1H26 for the full period with 1H25 from the Acquisition date. As a result of the restatement in current currency as of June 30, 2026, revenues included a restatement effect of P$284,914 million and P$1,275,076 million in 1H26 and 1H25, respectively.

TELECOM ARGENTINA S.A.

Total operating costs without depreciation, amortization and impairment of Fixed and intangible assets totaled P$3,258,692 million in 1H26, representing an increase of P$126,085 million or 4.0% compared to 1H25. The increase was mainly due to the effect of the consolidation of TMA’s results of P$332,123 million (excluding the effects of intercompany transactions) when comparing 1H26 for the full period with 1H25 from the Acquisition date. As a result of the restatement in current currency as of June 30, 2026, the restatement effect included in operating costs without depreciation, amortization and impairment of Fixed and intangible assets amounted to P$232,582 million and P$921,407 million in 1H26 and 1H25, respectively.

For further information regarding revenue and operating costs without depreciation, amortization and impairment of Fixed and intangible assets see “Explanations by segments” below.

Depreciation, amortization and impairment of Fixed and intangible assets

Depreciation, amortization and impairment of Fixed and intangible assets amounted to P$1,142,616 million in 1H26, representing an increase of P$32,666 million or 2.9% compared to 1H25.

The increase was mainly due to the effect of the consolidation of TMA’s results of P$53,408 million when comparing 1H26 for the full period with 1H25 from the Acquisition date. Excluding this impact, depreciation, amortization and impairment of Fixed and intangible assets decreased mainly due to the effect of those assets that ended their useful life after June 30, 2025 and the decrease in fixed assets from such date, partially offset by the depreciation and amortization of CAPEX after that date.

As a result of the restatement in current currency as of June 30, 2026, the restatement effect included in depreciation, amortization and impairment of Fixed and intangible assets amounted to P$682,277 million and P$899,964 million in 1H26 and 1H25, respectively.

Operating income

Operating income in 1H26 amounted to P$674,203 million compared to P$235,080 million in 1H25. Operating income represented 13.3% and 5.3% of consolidated revenues in 1H26 and 1H25, respectively.

The increase is partially explained by the effect of the consolidation of TMA’s results of P$199,080 million when comparing 1H26 for the full period with 1H25 from the Acquisition date. Additionally, the improvement in the operating margin is mainly attributable to an increase in the Adjusted EBITDA, which reached 35.8% of our consolidated revenues in 1H26, compared to 30.0% in 1H25. For further details, see “Explanations by segments” below. In addition, an improvement is observed in the Depreciation, amortization and impairment of Fixed and intangible assets margin over consolidated revenues, which decreased to 22.5% in 1H26, compared to 24.8% in 1H25, as a result of the effects described in section “Depreciation, amortization and impairment of Fixed and intangible assets” above.

TELECOM ARGENTINA S.A.

Financial results, net

	1H26	1H25	Variation
	P$ million		P$ million	%
Interests on borrowings	(234,042)	(174,839)	(59,203)	33.9
Remeasurement in borrowings	(2,295)	2,047	(4,342)	n/a
Foreign currency exchange gains (losses) on borrowings	731,770	(122,521)	854,291	n/a
Total financial results from borrowings	495,433	(295,313)	790,746	n/a
Fair value gains on financial assets at FVPL	30,219	10,321	19,898	192.8
Other foreign currency exchange gains (losses)	2,711	26,652	(23,941)	(89.8)
Other interests, net	(3,157)	(6,476)	3,319	(51.3)
Other taxes and bank expenses	(59,138)	(69,090)	9,952	(14.4)
Financial expenses on pension benefits	(3,004)	(3,364)	360	(10.7)
Financial discounts on assets, debts and others	(40,653)	(31,461)	(9,192)	29.2
RECPAM	192,358	81,118	111,240	137.1
Total other financial results, net	119,336	7,700	111,636	n/a
Total financial results, net	614,769	(287,613)	902,382	n/a

Telecom incurred a net financial gain of P$614,769 million in 1H26, compared to a net financial loss of P$287,613 million in 1H25.

The variation in net financial results in 1H26 was mainly driven by a higher gain from foreign exchange differences, measured in real terms, of P$830,350 million. While the Company maintained a higher level of U.S. dollar-denominated borrowings in 2026, increasing its exposure to exchange rate movements, the foreign exchange impact was favorable during the period, mainly due to the effects of the first quarter of 2026. This reflects the fact that the U.S. dollar appreciated only 1.9% against the Argentine peso, compared to 16.8% in 1H25, while inflation remained at comparable levels (16.8% versus 15.1%). Consequently, foreign exchange differences shifted from a negative impact in the comparative period to a gain in 1H26.

Additionally, positive RECPAM increased by P$111,240 million and there was a higher gain from changes in the fair value of financial assets at FVPL of P$19,898 million, resulting from a higher volume of Government bonds and Notes acquired in 1H26, together with an improvement in their market prices in real terms.

These factors were partially offset by higher interest on borrowings of P$59,203 million, higher losses from financial discounts on assets, debts and others of P$9,192 million, and a lower gain from remeasurement in borrowings of P$4,342 million.

Additionally, the effect of the consolidation of TMA’s results amounted to a loss of P$5,140 million when comparing 1H26 for the full period with 1H25 from the Acquisition date.

Income tax expense

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to P$452,758 million in 1H26 compared to P$46,038 million in 1H25. It includes the following effects: (i) current tax expenses, Telecom generated a P$491,212 million tax expense in 1H26 (compared to P$298,269 million in 1H25), (ii) regarding the deferred tax in 1H26, Telecom recorded a deferred tax benefit of P$38,454 million compared to a benefit of P$252,231 million in 1H25.

Additionally, the effect of the consolidation of TMA’s results amounted to a lower expense of P$22,671 million when comparing 1H26 for the full period with 1H25 from the Acquisition date.

TELECOM ARGENTINA S.A.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net income, less income tax, financial results, earnings (losses) from associates and joint ventures, and gains recognised when control of subsidiary is lost, and depreciation, amortization and impairment of Fixed and intangible assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	1H26	1H25	Variation
	P$ million		P$ million	%
Net income (loss) for the period	869,038	(100,900)	969,938	n/a
Income tax expense	452,758	46,038	406,720	n/a
Financial results, net	(614,769)	287,613	(902,382)	n/a
Earnings (losses) from associates and joint ventures and Gains recognised when control of subsidiary is lost	(32,824)	2,329	(35,153)	n/a
Operating income	674,203	235,080	439,123	186.8
Depreciation, amortization and impairment of Fixed and intangible assets	1,142,616	1,109,950	32,666	2.9
Adjusted EBITDA	1,816,819	1,345,030	471,789	35.1

Our consolidated Adjusted EBITDA amounted to P$1,816,819 million in 1H26, representing an increase of P$471,789 million or 35.1% as compared to P$1,345,030 million in 1H25. The increase was mainly due to the consolidation of TMA’s results, which in 1H26 are included for the full period, whereas in 1H25 they were incorporated only from the Acquisition date. The increase in TMA’s contribution amounted to P$252,488 million (excluding the effects of intercompany transactions) when comparing 1H26 with 1H25. For further information about the variations of Adjusted EBITDA see “Explanations by segments” below.

Adjusted EBITDA represented 35.8% and 30.0% of our total consolidated revenues in 1H26 and 1H25, respectively.

TELECOM ARGENTINA S.A.

Explanation by segments

The table below details the evolution of revenues and operating costs without depreciation, amortization and impairment of Fixed and intangible assets by segment for 1H26 and 1H25, in accordance with the information disclosed in Note 1.b) to our Unaudited Condensed Consolidated Financial Statements for the following segments:

	ICT Services provided in Argentina –
	Personal Network		TMA Network		Other segments		Eliminations		Total
	1H26	1H25	1H26	1H25 (1)	1H26	1H25	1H26	1H25	1H26	1H25
	P$ million
Revenues	3,102,413	3,019,695	1,872,875	1,288,264	245,989	235,508	(145,766)	(65,830)	5,075,511	4,477,637
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(1,932,594)	(2,023,739)	(1,327,527)	(995,404)	(124,835)	(179,294)	126,264	65,830	(3,258,692)	(3,132,607)
Adjusted EBITDA	1,169,819	995,956	545,348	292,860	121,154	56,214	(19,502)	-	1,816,819	1,345,030

(1) For 1H25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through June 30, 2025.

•	ICT Services provided in Argentina – Personal Network

	ICT Services provided in Argentina – Personal Network
	1H26	1H25	Total Change
	P$ million		P$ million	%
Mobile Services	1,387,366	1,281,928	105,438	8.2
Internet Services	770,800	777,472	(6,672)	(0.9)
Cable Television Services	433,219	423,358	9,861	2.3
Fixed and Data Services	283,105	323,559	(40,454)	(12.5)
Other services revenues	114,727	51,737	62,990	121.8
Equipment revenues	113,196	161,641	(48,445)	(30.0)
Revenues	3,102,413	3,019,695	82,718	2.7
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(667,110)	(714,516)	47,406	(6.6)
Fees for services, maintenance, materials and supplies	(335,171)	(379,921)	44,750	(11.8)
Taxes and fees with the Regulatory Authority	(260,934)	(252,601)	(8,333)	3.3
Commissions and advertising	(128,373)	(124,576)	(3,797)	3.0
Programming and content costs	(185,367)	(172,544)	(12,823)	7.4
Other operating costs	(355,639)	(379,581)	23,942	(6.3)
Adjusted EBITDA	1,169,819	995,956	173,863	17.5

Revenues for ICT Services provided in Argentina – Personal Network are comprised as follows:

Mobile Services

Mobile services revenues in 1H26 amounted to P$1,387,366 million, representing an increase of P$105,438 million, or 8.2%, as compared to 1H25, and were the principal contributor to our total services revenues for ICT Services provided in Argentina – Personal Network in 1H26, accounting for 46% of services revenues in 1H26 compared to 45% in 1H25. Mobile internet services revenues represented 97% and 98% of the mobile services revenues in 1H26 and 1H25, respectively.

The effect generated by the restatement in current currency as of June 30, 2026, included in Mobile services revenues amounted to P$76,540 million and P$370,546 million in 1H26 and 1H25, respectively.

TELECOM ARGENTINA S.A.

This increase was mainly due to an 18.4% increase in ARPU, partially offset by a 7.1% decrease in the number of customers.

ARPU amounted to P$11,772.2 in 1H26 compared to P$9,941.3 in 1H25. This increase was mainly explained by price increases. The effect generated by the restatement in current currency as of June 30, 2026, included in ARPU amounted to P$663.1 and P$2,872.6 in 1H26 and 1H25, respectively.

The customer base amounted to 19.4 million and 20.9 million as of June 30, 2026, and 2025, respectively. The decrease is mainly due to: (a) in the prepaid customer base, a change implemented in 2025 regarding the measurement of line disconnections, whereby, for purposes of determining definitive disconnections, the inactivity period since the last top-up date was reduced from 360 days to 242 days, resulting in a 10.1% reduction in the prepaid customer base (this methodological change had no material impact on revenues); and (b) in the postpaid customer base, higher disconnections associated with changes in commercial strategies, resulting in a 2.5% decline in the postpaid customer base. As of June 30, 2026, 59% of total mobile customers were prepaid customers and 41% were postpaid customers, compared to 61% and 39%, respectively, as of June 30, 2025. Additionally, the average monthly churn rate amounted to 2.1% in 1H26 and 1H25.

ARPU of Mobile Services in ICT Services provided in Argentina – Personal Network

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others— for the period by the average number of customers in the period and then annualizing the result to a monthly basis. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used in the ICT business. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	1H26	1H25
	(P$ million)
Total Mobile service revenues	1,387,366	1,281,928
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(2,951)	(3,154)
Adjusted total service revenues included in the ARPU calculation	1,384,415	1,278,774
Average number of customers during the period (millions)	19.6	21.4
ARPU of Mobile Services – Personal Network	11,772.2	9,941.3

Internet Services

Internet services revenues amounted to P$770,800 million in 1H26 (equivalent to 26% and 27% of total services revenues for ICT Services provided in Argentina – Personal Network in 1H26 and 1H25, respectively), decreasing P$6,672 million or 0.9%, as compared to P$777,472 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in internet services revenues amounted to P$42,749 million and P$225,136 million in 1H26 and 1H25, respectively.

The decrease in internet services revenues in 1H26 was mainly due to the decrease in ARPU of 3.6%, partially offset by a 2.7% increase in the customer base.

ARPU amounted to P$30,587.3 in 1H26 as compared to P$31,724.8 in 1H25. The decrease was mainly due to the fact that the Company was unable to increase its prices to the same extent as the increase in inflation. The effect generated by the restatement in current currency as of June 30, 2026, included in ARPU amounted to P$1,171.8 and P$9,185.8 in 1H26 and 1H25, respectively.

TELECOM ARGENTINA S.A.

The customer base reached 4.2 million as of June 30, 2026, representing a 2.7% increase compared to June 30, 2025. This growth was mainly observed in June 2026, driven by the 2026 FIFA World Cup which encouraged customers to subscribe to bundled cable television and internet packages in order to access the broadcast of the matches and tournament-related content. The monthly Internet services churn rate stood at 1.4% in 1H26 and 1.2% in 1H25.

ARPU of Internet Services in ICT Services provided in Argentina – Personal Network

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - for the period by the average number of customers in the period and then annualizing the result to a monthly basis. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used in the ICT business. Certain components of service revenues are excluded from Internet’s ARPU calculations presented. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculation:

	1H26	1H25
	(P$ million)
Total Internet service revenues	770,800	770,865
Components of service revenues not included in the ARPU calculation	-	(5)
Adjusted total service revenues included in the ARPU calculation	770,800	770,860
Average number of customers during the period (millions)	4.2	4.1
ARPU of Internet Services – Personal Network	30,587.3	31,724.8

Cable Television Services

Cable television service revenues amounted to P$433,219 million in 1H26 (equivalent to 14% and 15% of total services revenues for ICT Services provided in Argentina – Personal Network in 1H26 and 1H25), increasing P$9,861 million or 2.3%, as compared to P$423,358 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in cable television services revenues amounted to P$23,791 million and P$122,391 million in 1H26 and 1H25, respectively.

The increase in cable television service revenues in 1H26 was mainly due to a 0.5% increase in ARPU and a 6.6% increase in the customer base.

ARPU amounted to P$21,870.6 in 1H26, compared to an ARPU of P$21,764.4 in 1H25. The increase in ARPU reflects the impact of price increases implemented throughout the period, partially offset by discounts granted. The effect generated by the restatement in current currency as of June 30, 2026 included in ARPU amounts to P$837.2 and P$5,902.8 in 1H26 and 1H25, respectively

As of June 30, 2026, the customer base amounted to 3.4 million customers, representing a 6.6% increase compared to June 30, 2025. This growth was mainly observed in June 2026, driven by the 2026 FIFA World Cup which encouraged customers to subscribe to bundled cable television and internet packages in order to access the broadcast of the matches and tournament-related content and new Pack Fútbol customer additions. Additionally, the average monthly churn rate amounted to 1.5% in 1H26 and 1H25.

TELECOM ARGENTINA S.A.

ARPU of Cable Television Services of ICT Services provided in Argentina – Personal Network

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection fees and others— for the period by the average number of customers in the period and then annualizing the result to a monthly basis. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used in the ICT business. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculation:

	1H26	1H25
	(P$ million)
Total Cable Television service revenues	433,219	413,999
Components of service revenues not included in the ARPU calculation: connection fees and others	(181)	(215)
Adjusted total service revenues included in the ARPU calculation	433,038	413,784
Average number of customers during the period (millions)	3.3	3.2
ARPU of Cable Television Services – Personal Network	21,870.6	21,764.4

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$283,105 million in 1H26 (representing 9% and 11% of total services revenues for ICT Services provided in Argentina – Personal Network in 1H26 and 1H25, respectively) decreasing P$40,454 million, or 12.5%, as compared to P$323,559 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in fixed and data services revenues amounted to P$16,311 million and P$93,948 million in 1H26 and 1H25, respectively.

The decrease was mainly due to the fact that the Company was unable to increase its prices to the same extent as the increase in inflation, partially offset by an increase of 3.5% on the customer base.

It is also worth noting that, although some data services revenues increased as a result of foreign exchange rate movements (23.0% year-over-year increase), given that these services are primarily denominated in U.S. dollars, this increase was lower than the cumulative inflation recorded over the last twelve months (33.5%). Therefore, the impact was lower in real terms.

The customer base amounted to 2.8 million (of which 2.5 million are IP fixed telephony service base) in 1H26, compared to 2.7 million in 1H25 (of which 2.0 million are IP fixed telephony service base).

Other services revenues

Other services revenues generated by other services amounted to P$114,727 million in 1H26 (equivalent to 5% and 2% of total services revenues for ICT Services provided in Argentina – Personal Network in 1H26 and 1H25, respectively), increasing P$62,990 million as compared to P$51,737 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in other services revenues amounted to P$5,437 million and P$14,508 million in 1H26 and 1H25, respectively.

The increase in 1H26 compared to 1H25 is mainly due to interconnection services provided to the ICT Services segment in Argentina – TMA Network provided during 1H26. These revenues are eliminated at the consolidated level as part of the consolidation process, as they constitute a transaction between subsidiaries.

TELECOM ARGENTINA S.A.

Equipment

Equipment revenues amounted to P$113,196 million in 1H26 (representing 4% of total revenues for ICT Services provided in Argentina – Personal Network), decreasing P$48,445 million, or 30.0%, as compared to P$161,641 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in equipment revenues amounted to P$5,535 million and P$47,130 million in 1H26 and 1H25, respectively.

The decrease was mainly due to the fact that the Company was unable to increase its prices to the same extent as the increase in inflation, and a decrease in the number of mobile handsets sold compared to 1H25.

Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) for ICT Services provided in Argentina – Personal Network are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) for ICT Services provided in Argentina – Personal Network totaled P$1,932,594 million in 1H26, representing a decrease of P$91,145 million or 4.5% compared to P$2,023,739 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) amounted to P$136,676 million and P$609,605 million in 1H26 and 1H25, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased by P$47,406 million or 6.6%, amounting to P$667,110 million in 1H26 as compared to P$714,516 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Employee benefit expenses and severance payments amounted to P$37,721 million and P$206,164 million in 1H26 and 1H25, respectively.

The decrease was mainly driven by lower salary expenses of P$62,535 million, partially offset by higher severance charges of P$15,129 million. The decrease in salary expenses is mainly due to a reduction in net headcount (17,289 Telecom Argentina employees as of June 30, 2026, representing a 7.9% decrease compared to 18,765 on June 30, 2025).

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased by P$44,750 million or 11.8%, amounting to P$335,171 million in 1H26 as compared to P$379,921 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Fees for services, maintenance, materials and supplies amounted to P$26,261 million and P$123,183 million in 1H26 and 1H25, respectively.

The decrease is mainly explained by a decrease in services received from call centers, due to a reduction in hours consumed primarily attributable to the Company's customer self-service strategy, which enabled a greater proportion of customer interactions and transactions to be completed through digital channels, reducing the need for operational support. In addition, the Company was able to negotiate price increases below the rate of inflation.

Furthermore, in 1H26 there was lower provision for materials obsolescence.

TELECOM ARGENTINA S.A.

As a result of these factors, service fees decreased by P$33,624 million and maintenance and materials costs declined by P$11,816 million compared to 1H25.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, increased P$8,333 million or 3.3%, amounting to P$260,934 million in 1H26 as compared to P$252,601 million in 1H25. Taxes and fees with the Regulatory Authority represent 8.4% of total revenues from ICT Services provided in Argentina - Personal Network in 1H26 and 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Taxes and fees with the Regulatory Authority amounted to P$14,299 million and P$73,037 million in 1H26 and 1H25, respectively.

The increase is mainly driven by the effect of tax charges arising from the higher revenue levels described above.

Commissions and advertising

Commissions and advertising increased P$3,797 million or 3.0%, amounting to P$128,373 million in 1H26, as compared to P$124,576 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Commissions and advertising amounted to P$6,690 million and P$35,826 million in 1H26 and 1H25, respectively.

The variation is mainly due to an increase in expenditure during 1H26 aimed at strengthening the positioning and visibility of the Personal brand, as a result of the branding change that occurred in December 2025, partially offset by a decrease in financial commission expenses, primarily driven by lower handset sales.

Programming and content costs

Programming and content costs increased by P$12,823 million or 7.4%, amounting to P$185,367 million in 1H26 as compared to P$172,544 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Programming and content costs amounted to P$10,089 million and P$49,829 million in 1H26 and 1H25, respectively.

This increase is primarily attributable to increases of Football Pack services, considering that subscriptions increased 12% compared to 1H25, amounting to 0.8 million subscriptions in 1H26 compared to 0.7 million subscriptions in 1H25.

Other operating costs

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, postage and travel expenses, rentals and internet capacity, interconnection and transmission costs, cost of equipment, among others) decreased by P$23,942 million or 6.3%, amounting to P$355,639 million in 1H26 as compared to P$379,581 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Other operating expenses amounts to P$41,616 million and P$121,566 million in 1H26 and 1H25, respectively.

The decrease is mainly explained by: i) lower costs of equipment sold of P$29,833 million: there was a 14% decrease in the number of devices sold compared to 1H25, offset by fewer commercial actions by the brands, which limited the reduction in equipment acquisition costs; and ii) a reduction in bad debt expenses of P$5,594 million reflecting the continuation of credit recovery actions and improved collection effectiveness.

TELECOM ARGENTINA S.A.

It is also worth noting that, although some costs (as Rentals and internet capacity, and Interconnection and transmission costs) increased as a result of foreign exchange rate movements (23.0% year-over-year increase), given that these services are primarily denominated in U.S. dollars, this increase was lower than the cumulative inflation recorded over the last twelve months (33.5%). Therefore, the impact was lower in real terms.

These effects were partially offset by an increase in the costs from the sale of PP&E to TMA and higher interconnection costs with TMA (RAN Sharing, Transmission Links, and Interconnection Ports services), these costs are eliminated at the consolidated level as part of the consolidation process, as they constitute a transaction between subsidiaries.

•	ICT Services provided in Argentina – TMA Network

	ICT Services provided in Argentina – TMA Network
	1H26	1H25 (1)	Total Change
	P$ million		P$ million	%
Mobile Services	1,162,929	754,818	408,111	54.1
Internet Services	277,889	176,550	101,339	57.4
Cable Television Services	60,615	45,553	15,062	33.1
Fixed and Data Services	259,536	195,395	64,141	32.8
Other services revenues	42,900	18,657	24,243	129.9
Equipment revenues	69,006	97,291	(28,285)	(29.1)
Revenues	1,872,875	1,288,264	584,611	45.4
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(406,231)	(337,872)	(68,359)	20.2
Fees for services, maintenance, materials and supplies	(266,311)	(179,821)	(86,490)	48.1
Taxes and fees with the Regulatory Authority	(179,974)	(123,563)	(56,411)	45.7
Commissions and advertising	(86,424)	(77,780)	(8,644)	11.1
Programming and content costs	(51,507)	(31,775)	(19,732)	62.1
Other operating costs	(337,080)	(244,593)	(92,487)	37.8
Adjusted EBITDA	545,348	292,860	252,488	86.2

(1) For 1H25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through June 30, 2025.

As “general explanation of segment variation” it should be noted that the variations are partially explained by the fact that 1H26 includes the full results for the period, while 1H25 includes only the results from the Acquisition date.

Revenues for ICT Services provided in Argentina – TMA Network are comprised as follows:

Mobile Services

Mobile services revenues in 1H26 amounted to P$1,162,929 million, representing an increase of P$408,111 million or 54.1% as compared to 1H25, and were the principal contributor to total services revenues for ICT Services provided in Argentina – TMA Network in 1H26, accounting for 65% and 63% of services revenues in 1H26 and 1H25, respectively.

The effect generated by the restatement in current currency as of June 30, 2026, included in Mobile services revenues amounted to P$64,345 million and P$204,284 million in 1H26 and 1H25, respectively.

TELECOM ARGENTINA S.A.

Beyond the general explanation of segment variation described above, the variation was affected by a 2.7% increase in ARPU and a 1.2% increase in the customer base.

ARPU amounted to P$9,840.4 in 1H26 compared to P$9,581.4 in 1H25. This increase was mainly explained by price increases mainly in postpaid plans. The effect generated by the restatement in current currency as of June 30, 2026 included in ARPU amounted to P$541.0 and P$2,594.9 in 1H26 and 1H25, respectively.

The customer base amounted to 19.5 million and 19.3 million as of June 30, 2026 and 2025, respectively. The increase is mainly explained by a growth in the postpaid customer base, primarily driven by the M2M (Machine-to-Machine, i.e., connected devices that communicate over mobile networks such as smart meters, tracking systems, and IoT devices) service, resulting in a 2.8% increase, partially offset by a reduction in the prepaid customer base, associated with the contraction trend that this market segment has been experiencing, leading to a 0.2% decrease. As of June 30, 2026, 51% of customers were prepaid and 49% were postpaid, while as of June 30, 2025, 52% of customers were prepaid and 48% were postpaid.

ARPU of Mobile Services in ICT Services provided in Argentina – TMA Network

A monthly operational measure used in the mobile services is ARPU, which TMA calculates by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others – for the period by the average number of customers during the period and then annualizing the result to a monthly basis. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used in the ICT business. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	1H26	1H25 (1)
	(P$ million)
Total Mobile service revenues	1,162,929	754,818
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(23,412)	(22,799)
Adjusted total service revenues included in the ARPU calculation	1,139,517	732,019
Average number of customers during the period (millions)	19.3	19.1
ARPU of Mobile Services – TMA Network	9,840.4	9,581.4

(1) For 1H25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through June 30, 2025.

Internet Services

Internet services revenues reached P$277,889 million during 1H26, representing an increase of P$101,339 million or 57.4% compared to 1H25. Such revenues represented 15% to total services revenues for ICT Services provided in Argentina – TMA Network in 1H26 and 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Internet services revenues amounted to P$15,115 million and P$47,851 million in 1H26 and 1H25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by a 4.6% increase in the customer base and a 4.9% increase in ARPU.

ARPU amounted to P$28,946.8 in 1H26 compared to P$27,585.9 in 1H25. The increase was mainly due to the increase in prices. The effect generated by the restatement in current currency as of June 30, 2026 included in ARPU amounted to P$1,574.5 and P$7,476.7 in 1H26 and 1H25, respectively.

TELECOM ARGENTINA S.A.

The customer base amounted to 1.7 million and 1.6 million as of June 30, 2026 and 2025, respectively increasing by 4.6% as a result of an increase in the fiber footprint, driven by greater network deployment and higher activity levels compared to 1H25.

ARPU of Internet Services in ICT Services provided in Argentina – TMA Network

A monthly operational measure used in internet services is ARPU, which TMA calculates by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others – for the perod by the average number of customers during the period and then annualizing the result to a monthly basis. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used in the ICT business. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations:

	1H26	1H25 (1)
	(P$ million)
Total Internet service revenues	277,889	176,550
Components of service revenues not included in the ARPU calculation	-	-
Adjusted total service revenues included in the ARPU calculation	277,889	176,550
Average number of customers during the period (millions)	1.6	1.6
ARPU of Internet Services – TMA Network	28,946.8	27,585.9

(1) For 1H25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through June 30, 2025.

Cable Television Services

Cable television service revenues amounted to P$60,615 million in 1H26, increasing P$15,062 million or 33.1% compared to 1H25. Cable television service revenues represented 3% and 4% of total services revenues for ICT Services provided in Argentina – TMA Network in 1H26 and 1H25, respectively.

The effect generated by the restatement in current currency as of June 30, 2026, included in cable television services revenues amounted to P$3,249 million and P$12,342 million in 1H26 and 1H25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by a 11.1% decrease in ARPU, partially offset by a 6.5% increase in the customer base.

ARPU amounted to P$25,255.4 in 1H26 compared to P$28,423.8 in 1H25. The decrease in ARPU is primarily attributable to the alignment of the pricing strategy with market conditions. The effect generated by the restatement in current currency as of June 30, 2026, included in ARPU amounts to P$1,353.7 and P$7,701.3 in 1H26 and 1H25, respectively.

The customer base amounted to 0.4 million as of June 30, 2026 and 2025, resulting in an increase of 6.5% due to an enhanced value proposition aligned with market trends and increased user acquisition driven by the 2026 FIFA World Cup event.

TELECOM ARGENTINA S.A.

ARPU of Cable Television Services of ICT Services provided in Argentina – TMA Network

An important monthly operational measure used in the Cable Television services is ARPU, which TMA calculates by dividing adjusted total service revenues - excluding connection fees and others by the average number of customers during the period and then annualizing the result to a monthly basis. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and TMA’s measure of ARPU may not be calculated in the same manner as similarly titled measures used in the ICT business. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations:

	1H26	1H25 (1)
	(P$ million)
Total Cable Television service revenues	60,615	45,553
Components of service revenues not included in the ARPU calculation: connection fees and others	(2)	(75)
Adjusted total service revenues included in the ARPU calculation	60,613	45,478
Average number of customers during the period (millions)	0.4	0.4
ARPU of Cable Television Services – TMA Network	25,255.4	28,423.8

(1) For 1H25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through June 30, 2025.

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$259,536 million in 1H26, increasing P$64,141 million or 32.8% compared to 1H25. Revenues generated by fixed and data services represented 15% and 16% of total services revenues for ICT Services provided in Argentina – TMA Network in 1H26 and 1H25, respectively.

The effect generated by the restatement in current currency as of June 30, 2026, included in fixed and data services revenues amounted to P$18,839 million and P$55,367 million in 1H26 and 1H25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by the fact that TMA was unable to increase its prices to the same extent as the increase in inflation and a 1.8% decrease in the customer base of fixed voice services.

The customer base amounted to 2.1 million as of June 30, 2026, of which 1.6 million were IP customers. The decrease of 1.8% compared to June 30, 2025, is mainly due to changes related to customer consumption trends.

Other services revenues

Other services revenues amounted to P$42,900 million in 1H26, increasing P$24,243 million compared to 1H25. Other services revenues amounted represented 2% of total services revenues for ICT Services provided in Argentina – TMA Network in 1H26 and 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in other services revenues amounted to P$2,161 million and P$5,408 million in 1H26 and 1H25, respectively.

This increase is mainly due to interconnection services provided to the segment ICT Services provided in Argentina – Personal Network. These sales are eliminated at the consolidated level as part of the consolidation process, as they represent an intercompany transaction between subsidiaries. Additionally, revenue related to late-payment fees, line reconnections, leases, and other income associated with space rentals is included.

TELECOM ARGENTINA S.A.

Equipment

Equipment revenues amounted to P$69,006 million in 1H26, decreasing P$28,285 million or 29.1% compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in equipment revenues amounted to P$3,872 million and P$26,249 million in 1H26 and 1H25, respectively.

The decrease was mainly attributable to a lower number of mobile devices sold compared to 1H25. Additionally, pricing was impacted by exchange rate movements, which increased at a pace below inflation. These effects were partially offset by an increase related to the general explanation of segment variation described above.

Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) for ICT Services provided in Argentina – TMA Network are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) for ICT Services provided in Argentina – TMA Network totaled P$1,327,527 million and P$995,404 million in 1H26 and 1H25, respectively, representing an increase of P$332,123 million or 33.4% compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) amounted to P$101,446 million and P$277,953 million in 1H26 and 1H25, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to P$406,231 million in 1H26, increasing P$68,359 million or 20.2% compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Employee benefit expenses and severance payments amounted to P$22,333 million and P$90,307 million in 1H26 and 1H25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by compensation increases for employees covered by collective bargaining agreements (as agreed by TMA with the various labor unions) as well as for employees not covered by such agreements and severance payments, partially offset by a reduction in headcount of 11.7% compared to June 30, 2025, amounting to 8,716 and 9,866 employees as of June 30, 2026 and 2025, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to P$266,311 million in 1H26, increasing P$86,490 million or 48.1% compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Fees for services, maintenance, materials and supplies amounted to P$30,945 million and P$47,782 million in 1H26 and 1H25, respectively.

Maintenance and materials costs increased by P$85,824 million and fees for services increased by P$666 million compared to 1H25.

TELECOM ARGENTINA S.A.

Beyond the general explanation of segment variation described above, the variation was affected by an increase of the provision for materials obsolescence, together with higher materials consumption.

Additionally, during 1H26, there was an increase in cloud data storage fees, mainly driven by a higher number of subscribers. However, this impact was partially offset, as many of these services are predominantly denominated in U.S. dollars; therefore, the 23% increase in the exchange rate of that currency was lower than the cumulative inflation of 33.5% over the last 12 months. These effects were partially offset by a decrease in surveillance and security fees as a result of an efficiency plan, including reduced security coverage hours at service centers, fewer services related to antenna site guarding, and reduced patrol activities, among others.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, amounted to P$179,974 million in 1H26, increasing P$56,411 million or 45.7% compared to 1H25. Taxes and fees with the Regulatory Authority represent 9.6% of total revenues from ICT Services provided in Argentina – TMA Network in 1H26 and 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Taxes and fees with the Regulatory Authority amounted to P$10,279 million and P$33,528 million in 1H26 and 1H25, respectively.

Beyond the general explanation of segment variation described above, the increase is related to the effect of tax charges arising from the higher revenue levels described above.

Commissions and advertising

Commissions and advertising amounted to P$86,424 million in 1H26, increasing P$8,644 million or 11.1% compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Commissions and advertising amounted to P$4,985 million and P$20,997 million in 1H26 and 1H25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by lower advertising spending in media.

Programming and content costs

Programming and content costs amounted to P$51,507 million in 1H26, increasing P$19,732 million or 62.1% compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Programming and content costs amounted to P$2,893 million and P$7,216 million in 1H26 and 1H25, respectively.

Beyond the general explanation of segment variation described above, the variation was affected by a higher level of activity and the increase in the customer base.

Other operating costs

Other operating costs amounted to P$337,080 million in 1H26, increasing by P$92,487 million or 37.8% compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Other operating cost amounts to P$30,011 million and P$78,123 million in 1H26 and 1H25, respectively.

TELECOM ARGENTINA S.A.

Beyond the general explanation of segment variation described above, the variation was affected by higher interconnection costs with ICT Services provided in Argentina – Personal Network (RAN Sharing, Transmission Links, and Interconnection Ports services), these costs are eliminated at the consolidated level as part of the consolidation process, as they constitute a transaction between subsidiaries. The increase was partially offset by a decrease in the cost of equipment sold, associated with a decrease of 16% in the number of units commercialized.

•	Other segments

	Other segments
	1H26	1H25	Total Change
	P$ million		P$ million	%
Mobile Services	118,534	97,314	21,220	21.8
Internet Services	52,808	40,643	12,165	29.9
Cable Television Services	47,761	47,516	245	0.5
Fixed and Data Services	7,504	6,938	566	8.2
Other services revenues	14,981	39,470	(24,489)	(62.0)
Equipment revenues	4,401	3,627	774	21.3
Revenues	245,989	235,508	10,481	4.5
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets
Employee benefit expenses and severance payments	(19,487)	(20,453)	966	(4.7)
Fees for services, maintenance, materials and supplies	(25,705)	(29,646)	3,941	(13.3)
Taxes and fees with the Regulatory Authority	(7,608)	(9,973)	2,365	(23.7)
Commissions and advertising	(20,931)	(45,325)	24,394	(53.8)
Programming and content costs	(18,480)	(21,146)	2,666	(12.6)
Other operating costs	(32,624)	(52,751)	20,127	(38.2)
Adjusted EBITDA	121,154	56,214	64,940	115.5

Revenues for Other segments are comprised as follows:

Mobile Services

Mobile services revenues in 1H26 amounted to P$118,534 million (an increase of P$21,220 million or 21.8% as compared to 1H25), remaining our primary business line in terms of services revenues (49% of total services revenues from Other segments in 1H26 as compared to 42% in 1H25). These revenues correspond to services provided in Paraguay.

The effect generated by the restatement in current currency as of June 30, 2026, included in Mobile services revenues amounted to P$6,644 million and P$28,145 million in 1H26 and 1H25, respectively.

This increase was mainly due to a 17.8% increase in ARPU due to price increases, which include the effect of the real appreciation of the Guaraní against the Argentine peso of 36.7% over the last twelve months, compared to accumulated inflation of 33.5% in 1H26 compared to 1H25, when the real appreciation of the Guaraní against the Argentine peso was 22.0% over the last twelve months compared to accumulated inflation of 39.4%.

The customer base in Paraguay amounted to 2.6 million as of June 30, 2026, compared to 2.7 million as of June 30, 2025. As of June 30, 2026, 68% of our customers were prepaid and 32% were postpaid, compared to 72% prepaid and 28% postpaid as of June 30, 2025. Average monthly churn reached 2.8% in 1H26 compared to 2.3% in 1H25.

TELECOM ARGENTINA S.A.

Internet Services

Internet services revenues amounted to P$52,808 million in 1H26 (equivalent to 22% of total services revenues from Other segments in 1H26 compared to 18% in 1H25), representing an increase of P$12,165 million or 29.9%, compared to P$40,643 million in 1H25. These revenues correspond to services provided in Paraguay and Uruguay.

The effect generated by the restatement in current currency as of June 30, 2026, included in internet services revenues amounted to P$2,916 million and P$11,727 million in 1H26 and 1H25, respectively.

These revenues include P$52,414 million and P$40,592 million from services provided in Paraguay and P$394 million and P$51 million from services provided in Uruguay in 1H26 and 1H25, respectively.

The increase in revenues is attributable to an increase in the customer base of 12.7%, as a result of commercial efforts to capture new customers and price increases.

The total customer base considering Paraguay and Uruguay amounted to 0.4 and 0.3 million as of June 30 2026 and 2025, respectively.

Cable Television Services

Cable television service revenues amounted to P$47,761 million in 1H26 (equivalent to 20% of total services revenues from Other segments in 1H26 and 1H25), representing an increase of P$245 million or 0.5% compared to P$47,516 million in 1H25. These revenues correspond to services provided in Paraguay and Uruguay.

The effect generated by the restatement in current currency as of June 30, 2026, included in cable television services revenues amounted to P$2,831 million and P$13,726 million in 1H26 and 1H25, respectively.

In 1H26 and 1H25, these revenues include P$31,773 million and P$34,497 million, respectively from services provided in Uruguay and P$15,988 million and P$13,019 million, respectively from services provided in Paraguay.

The increase in cable television service revenues in Paraguay of P$2,969 million is attributable to an increase of 5.5% in the customer base mainly due to new commercial offerings related to Flow services and the 2026 FIFA World Cup event which encouraged customers to subscribe cable television services.

The decrease in cable television service revenues in Uruguay of P$2,724 million is attributable to a 10.8% reduction in the customer base, mainly due to customer migration to streaming and OTT platforms and increased competitive pressure.

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$7,504 million in 1H26 (equivalent to 3% of total services revenues from Other segments in 1H26 and 1H25), representing an increase of P$566 million or 8.2% as compared to P$6,938 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in fixed and data services revenues amounted to P$428 million and P$1,989 million in 1H26 and 1H25, respectively.

In 1H26 and 1H25, these revenues include P$6,973 million and P$6,621 million from services provided in USA, and P$531 million and P$317 million from services provided in Paraguay, respectively.

TELECOM ARGENTINA S.A.

Other services revenues

Other services revenues generated by other services amounted to P$14,981 million in 1H26 (equivalent to 6% of total services revenues from Other segments compared to 17% in 1H25), representing a decrease of P$24,489 million or 62.0% as compared to P$39,470 million in 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in other services revenues amounted to P$852 million and P$11,503 million in 1H26 and 1H25, respectively.

The variation was primarily driven by the loss of control of Micro Sistemas, which provided fintech services in Argentina during 1H25 and is currently accounted for as a joint venture. For additional information, see Note 18.a) to the unaudited condensed consolidated financial statements.

Equipment

Equipment revenues amounted to P$4,401 million in 1H26, representing an increase of P$774 million or 21.3% as compared to P$3,627 million in 1H25, mainly due to higher number of devices sold during 1H26 compared to 1H25. These revenues correspond to equipment sold in Paraguay.

The effect generated by the restatement in current currency as of June 30, 2026, included in equipment revenues amounted to P$240 million and P$1,034 million in 1H26 and 1H25, respectively.

Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) for Other segments are comprised as follows:

Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) for Other segments totaled P$124,835 million in 1H26, representing a decrease of P$54,459 million or 30.4% compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets) amounted to P$6,763 million and P$52,058 million in 1H26 and 1H25, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decrease by P$966 million, or 4.7%, to P$19,487 million in 1H26 as compared to P$20,453 million in 1H25, and mainly correspond to salary expenses, social security contributions and bonuses in Paraguay and Uruguay. Total employees were 595 and 704 as of June 30, 2026 and 2025, respectively.

The effect generated by the restatement in current currency as of June 30, 2026, included in Employee benefit expenses and severance payments amounted to P$1,113 million and P$5,904 million in 1H26 and 1H25, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased by P$3,941 million or 13.3%, amounting to P$25,705 million in 1H26 as compared to P$29,646 million in 1H25. The variation is mainly explained by the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method. Consequently, there was a decrease in service fee costs and maintenance and material costs compared to 1H25.

The effect generated by the restatement in current currency as of June 30, 2026, included in Fees for services, maintenance, materials and supplies amounted to P$1,439 million and P$8,593 million in 1H26 and 1H25, respectively.

TELECOM ARGENTINA S.A.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased by P$2,365 million or 23.7%, amounting to P$7,608 million in 1H26 compared to P$9,973 million in 1H25. The variation is mainly explained by the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method. Taxes and fees with the Regulatory Authority represent 3% and 4% of total revenues in 1H26 and 1H25, respectively.

The effect generated by the restatement in current currency as of June 30, 2026, included in Taxes and fees with the Regulatory Authority amounted to P$436 million and P$2,884 million in 1H26 and 1H25, respectively.

Commissions and advertising

Commissions and advertising decreased by P$24,394 million or 53.8%, amounting to P$20,931 million in 1H26, as compared to P$45,325 million in 1H25. The decrease is mainly due to lower advertising costs related to Personal Pay campaigns, as a consequence of the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method.

The effect generated by the restatement in current currency as of June 30, 2025, included in Commissions and advertising amounted to P$1,112 million and P$13,303 million in 1H26 and 1H25, respectively.

Programming and content costs

Programming and content costs decreased by P$2,666 million or 12.6%, amounting to P$18,480 million in 1H26 as compared to P$21,146 million in 1H25. The decrease is the result of commercial efficiencies, partially offset by price increases in almost all channels. These costs mainly relate to Uruguay and Paraguay.

The effect generated by the restatement in current currency as of June 30, 2026, included in Programming and content costs amounted to P$830 million and P$6,104 million in 1H26 and 1H25, respectively.

Other operating costs

Other operating costs (which mainly include interconnection and transmission costs, rentals and internet capacity, cost of equipment sold and bad debt expenses, among others) decreased by P$20,127 million or 38.2%, amounting to P$32,624 million in 1H26 as compared to P$52,751 million in 1H25. These costs related to Paraguay, Uruguay, USA. The decrease was mainly explained by the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method.

The effect generated by the restatement in current currency as of June 30, 2026, included in Other operating expenses amounts to P$1,833 million and P$15,270 million in 1H26 and 1H25, respectively.

•	Eliminations

Eliminations represent services and costs incurred between reportable segments. These transactions are eliminated at the consolidated level but reported within each individual segment. They mainly relate to interconnection services.

TELECOM ARGENTINA S.A.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2026 to refinance its outstanding debt, if necessary.

Borrowings Developments during 1H26

Recent developments of Borrowings for the six-month period ended June 30, 2026, are detailed below:

Telecom Argentina’s Notes

Series	Currency	Amount involved	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
		(in millions)
27	US$	600	01/2026	01/2036	In two installments of: - 50% 01/2035 - 50% 01/2036	Annual fixed rate of 8.50%	Semiannually
28	US$	81	03/2026	03/2029	In one installment at maturity date	Annual fixed rate of 6.50%	Semiannually
29	US$	26	05/2026	05/2027	In one installment at maturity date	Annual fixed rate of 3.50%	Quarterly
30	US$	35	05/2026	05/2030	In one installment at maturity date	Annual fixed rate of 6.25%	Semiannually

The funds obtained through the issuance of these Series Notes, were used for the repayment and prepayment of various financial borrowings. For further information, see Note 8 to the unaudited condensed consolidated financial statements.

Núcleo’s Notes

Series	Currency	Amount involved	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
		(in millions)
1	Gs.	200,000	05/2026	05/2029	In one installment at maturity date	Annual fixed rate of 9.4%	Quarterly

TELECOM ARGENTINA S.A.

Cash Flow

	1H26	1H25	Variation
	(P$ million)
Total cash flows from operating activities	1,712,356	917,295	795,061
Total cash flows used in investing activities	(1,348,527)	(2,015,600)	667,073
Total cash flows from (used in) financing activities	(417,154)	1,041,071	(1,458,225)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(93,499)	9,925	(103,424)
Net decrease in cash and cash equivalents	(146,824)	(47,309)	(99,515)
Cash and cash equivalents at the beginning of the year	548,065	489,287	58,778
Cash and cash equivalents at the end of the period	401,241	441,978	(40,737)

As of June 30, 2026 and 2025, we had P$401,241 million and P$441,978 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$1,712,356 million and P$917,295 million in 1H26 and 1H25, respectively.

Net cash provided by operating activities increased P$795,061 million in 1H26 compared to 1H25, primarily due to an increase of P$430,727 million in net income, adjusted for non-cash income and expense items, and a decrease of P$407,521 million in net cash outflows related to changes in assets and liabilities, partially offset by higher income tax payments of P$43,187 million.

The decrease in net cash outflows related to changes in assets and liabilities was primarily due to a decrease in payments of trade payable.

Cash flows from operating activities in 1H26 and 1H25 contain P$473,071 million and P$96,240 million, respectively corresponding to the consolidation of TMA.

Cash flows used in investing activities were P$1,348,527 million and P$2,015,600 million in 1H26 and 1H25, respectively.

In 1H26, cash flows used in investing activities included mainly acquisitions of PP&E and intangible assets for P$1,127,207 million, payments for investments not considered as cash and cash equivalents for P$567,464 million and cash flows from losing control of a subsidiary of P$43,775 million, partially offset by proceeds from sale of investments not considered as cash and cash equivalents for P$375,469 million.

In 1H25, cash flows used in investing activities included mainly payments for acquisition of subsidiaries, net of cash acquired of P$1,523,719 million, acquisitions of PP&E and intangible assets for P$616,763 million, and payments for investments not considered as cash and cash equivalents for P$68,376 million, partially offset by proceeds from sale of investments not considered as cash and cash equivalents for P$170,735 million.

Cash flows used in investing activities in 1H26 and 1H25 contain P$462,478 million of cash used in investing activities and P$147,307 million of cash from investing activities, corresponding to the consolidation of TMA.

Cash flows from/(used in) financing activities were P$(417,154) million and P$1,041,071 million in 1H26 and 1H25, respectively.

In 1H26, cash flows used in financing activities included payments for borrowings, interest, DFI and related expenses, and lease liabilities for P$1,596,087 million and dividends paid to non-controlling interests in subsidiaries for P$51,347 million, partially offset by proceeds from borrowings for P$1,230,280 million.

TELECOM ARGENTINA S.A.

In 1H25, cash flows provided by financing activities included proceeds from borrowings for P$3,381,227 million, partially offset by payments for borrowings, interest, DFI and related expenses, and lease liabilities and repurchase of Notes for P$2,325,269 million, and dividends paid to non-controlling interests in subsidiaries for P$14,887 million.

Cash flows from/(used in) financing activities in 1H26 and 1H25 contain P$(44,726) million and P$(38,293) million, respectively corresponding to the consolidation of TMA.

•	Liquidity

The liquidity position of Telecom is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and dividends from its subsidiaries, if any.

Working Capital

Operating Working Capital is a non-GAAP measure, defined as the difference between the Company’s operating current assets and operating current liabilities. The management believes that this measure is useful for assessing the company’s efficiency in managing its short-term assets and liabilities and ensuring operational continuity. For reconciliation of Operating Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Net Current Financial Liability is a non-GAAP measure, defined as the difference between the Company’s financial assets and financial liabilities. The management believes that this measure is useful for assessing our solvency and liquidity because it provides a view of our ability to meet its short- and long-term financial obligations. For reconciliation of Net Current Financial Liability to the most directly comparable IFRS measure, see “Reconciliation.” Working Capital is a non-GAAP measure, defined as the difference between our current assets and current liabilities. The management believes that this metric is useful for measuring our short-term financial health and operational efficiency and assessing our ability to manage our liquidity and sustain our operational activities. For reconciliation of Working Capital to the most directly comparable IFRS measure, see “Reconciliation.”

Telecom’s working capital breakdown and its main variations are disclosed below:

	June 30, 2026	December 31, 2025	Variation
	P$ million
Trade receivables	813,280	933,818	(120,538)
Other receivables (without DFI)	210,211	186,721	23,490
Inventories	87,741	92,927	(5,186)
Current liabilities (not considering borrowings)	(2,523,711)	(2,596,029)	72,318
Operating working capital-negative	(1,412,479)	(1,382,563)	(29,916)

Cash and cash equivalents	401,241	548,065	(146,824)
Other receivables: DFI	-	196	(196)
Investments	555,448	377,487	177,961
Current borrowings	(1,107,850)	(1,888,864)	781,014
Net Current financial liability	(151,161)	(963,116)	811,955
Assets classified as held for sale	27,972	3,518	24,454
Negative working capital (current assets—current liabilities)	(1,535,668)	(2,342,161)	806,493
Liquidity rate (current assets/ current liabilities)	0.58	0.48	0.10

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible assets) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to P$1,535,668 million as of June 30, 2026 (a decrease of P$806,493 million compared to December 31, 2025).

TELECOM ARGENTINA S.A.

During the years 2024 and 2025, and 1H26, Telecom obtained funds from the financial market to refinance part of its loans in order to optimize their terms, rates, and structure. Telecom will continue its strategy of refinancing its borrowings to extend contractual terms and achieve lower financing costs, thus covering its negative working capital.

Reconciliation

The following tables show a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS Accounting Standards measure:

Operating working capital - negative

	June 30, 2026	December 31, 2025
	P$ million
Trade receivables (current)	813,280	933,818
Other receivables (current)	210,211	186,917
Other receivables DFI (current)	-	(196)
Inventories	87,741	92,927
Current liabilities	(3,631,561)	(4,484,893)
Borrowings (current)	1,107,850	1,888,864
Operating working capital - negative	(1,412,479)	(1,382,563)

Net Current financial liability

	June 30, 2026	December 31, 2025
	P$ million
Current liabilities	(3,631,561)	(4,484,893)
Trade payables	1,087,595	1,295,610
Salaries and social security payables	404,744	508,331
Income tax liabilities	410,424	77,984
Other taxes payables	297,352	284,036
Dividend payables	96	102
Leases liabilities	148,140	174,135
Other liabilities	86,174	99,511
Provisions	89,186	156,320
Cash and cash equivalents	401,241	548,065
Other receivables - current (DFI)	-	196
Investments (current)	555,448	377,487
Net Current financial liability	(151,161)	(963,116)

Negative working capital (current assets—current liabilities)

	June 30, 2026	December 31, 2025
	P$ million
Current assets	2,095,893	2,142,732
Current liabilities	3,631,561	4,484,893
Negative working capital (current assets—current liabilities)	(1,535,668)	(2,342,161)

The Company has an excellent credit rating and diverse sources of financing, relying on various instruments and offerings from leading institutions, to diversify its current financing structure, which includes access to the capital markets and obtaining very competitive bank loans in terms of terms and financial cost, in all cases, both nationally and internationally, with the objective of covering its investments, working capital and other general corporate purposes and refinancing part of its loans.

TELECOM ARGENTINA S.A.

Compliance with Covenants

Telecom Argentina complies with a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the loan agreements in force as of June 30, 2026, and is also in compliance with the rest of the covenants established.

Capital Expenditures

CAPEX and Rights of use assets additions composition 1H26 and 1H25 are as follows:

	ICT Services provided in Argentina – Personal Network		ICT Services provided in Argentina – TMA Network		Other segments		Total
	1H26	1H25	1H26	1H25 (1)	1H26	1H25	1H26	1H25
	(P$ million)
Capital expenditures in PP&E	580,267	397,477	231,819	134,483	50,992	43,289	863,078	575,249
Capital expenditures in Intangible assets	36,322	32,624	43,486	28,249	3,584	6,495	83,392	67,368
Total capital expenditures in PP&E and intangible assets	616,589	430,101	275,305	162,732	54,576	49,784	946,470	642,617
Right of use assets	114,725	111,215	16,791	14,208	7,090	(2,488)	138,606	122,935
Total capital expenditures in PP&E and intangible assets and Right of use assets	731,314	541,316	292,096	176,940	61,666	47,296	1,085,076	765,552

(1) For 1H25, the information related to the segment “ICT Services provided in Argentina - TMA Network” corresponds to the period from the Acquisition Date through June 30, 2025.

The primary investment projects in PP&E are related to the expansion of internet services, aimed at improving transmission and access speed for customers, the deployment of 4G coverage and capacity, and the continued expansion of 5G to support mobile internet growth and enhance service quality, mainly in the segments Personal Network and TMA Network.

ICT Services provided in Argentina – Personal Network

In terms of infrastructure, during 1H26, we continued to enhance the services we provide through the deployment of the 4G/LTE network, together with the technological reconversion of our 2G / 3G networks to 4G and LTE and the deployment of fiber optics to connect homes with broadband, which also improved our fixed and data networks.

The deployment of 4G/LTE reached a coverage of 97% of the urban population, and we achieved a coverage of 98% of the population in Argentina’s major cities.

Our mobile network customers with access to our 4G network, according to the latest benchmark conducted by Ookla, experience improved service quality, with average speeds of 85 Mbps.

Additionally, approximately 85% of calls are made via VoLTE, a technology that enables voice calls over the 4G network with significant improvements in audio and video quality. In 1H26, the Company continued the expansion of its 5G network, incorporating 375 new sites.

Furthermore, we continued deploying mobile site connectivity to achieve better quality and capacity, replacing radio links with high-capacity fiber optic connections. Lastly, we continued with the plan to connect remote and low-density areas through satellite backhaul.

TELECOM ARGENTINA S.A.

ICT Services provided in Argentina – TMA Network

In terms of fixed access infrastructure, during 1H26 TMA continued strengthening its broadband capabilities through the deployment of new fiber optic networks and the modernization of existing infrastructure.

During this period, TMA advanced the rollout of fiber in new residential areas, buildings, and commercial zones, connecting more than 71,500 new homes across more than 2,280 blocks. In addition, TMA installed 10,500 new distribution cabinets in already deployed areas to facilitate the connection of new customers.

TMA also made progress in modernizing its access network by replacing obsolete platforms, including the renewal of multiple OLTs, incorporating technology compatible with the XGSPON and 50GSPON evolution paths.

During this period, no new homes were connected through partners or allied networks. As a result of these initiatives, by the end of the quarter TMA reached approximately 5.32 million connected homes, of which 4.27 million correspond to its own network and 1.05 million to partner networks.

In terms of infrastructure, TMA continued to enhance the services it provides through the deployment of the 4G/LTE network and fiber-optic networks to connect homes with broadband, which also positively impacted fixed and data networks. This strategy enabled TMA to differentiate itself from competitors and significantly improve customer Net Promoter Score (NPS).

The 4G/LTE rollout reached coverage of 99.6% of the urban population across 2,221 localities and 100% coverage in Argentina’s main cities as of June 30, 2026. Customers who access TMA’s 4G network benefit from improved quality of service, with speeds of up to 66 Mbps, and approximately 62.5% of calls are carried out using VoLTE, a technology that enables voice calls over the 4G network, resulting in significant improvements in audio and video quality. In addition, TMA continued deploying mobile connectivity to improve quality and capacity, replacing radio links with high-capacity fiber-optic connections. Regarding 5G, TMA reached a total of 1,200 sites.

TELECOM ARGENTINA S.A.

3.	Telecom’s activities for the three-month period ended June 30, 2026 (“2Q26”) and 2025(“2Q25”)

	2Q26	2Q25	Variation
	P$ million		P$ million	%
Revenues	2,558,330	2,549,353	8,977	0.4
Operating costs (without depreciation, amortization and impairment of Fixed and intangible assets)	(1,616,441)	(1,844,177)	227,736	(12.3)
Depreciation, amortization and impairment of Fixed and intangible assets	(583,453)	(628,517)	45,064	(7.2)
Operating income	358,436	76,659	281,777	n/a
Earnings (losses) from associates and joint ventures and Gains recognised when control of subsidiary is lost	(6,699)	(2,459)	(4,240)	172.4
Financial results, net	(58,772)	(430,546)	371,774	(86.3)
Income tax benefit (expense)	(110,408)	123,492	(233,900)	(189.4)
Net income (loss) for the period	182,557	(232,854)	415,411	(178.4)

Net income (loss) attributable to:
Controlling Company	174,149	(237,991)	412,140	(173.2)
Non-controlling interest	8,408	5,137	3,271	63.7
	182,557	(232,854)	415,411	(178.4)

Earnings (losses) per share for income attributable to the Controlling Company - Basic and diluted	80.86	(110.50)

Adjusted EBITDA(1)	941,889	705,176	236,713	33.6

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net income, less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and gains recognised when control of subsidiary is lost, and depreciation, amortization and impairment of Fixed and intangible assets. For further information on the use of adjusted EBITDA, see “Adjusted EBITDA”.

In 2Q26, net income amounted to P$182,557 million compared to a net loss of P$232,854 million in 2Q25, representing 7.1% and (9.1)% of consolidated revenues in 2Q26 and 2Q25, respectively.

The increase in net income in 2Q26 was mainly due to a decrease in financials net loss for P$371,774 million and an increase of P$281,777 million in operating income, partially offset by a higher income tax expense of P$233,900 million.

Net income attributable to controlling company amounted to P$174,149 million in 2Q26 compared to a net loss of P$237,991 million in 2Q25.

During 2Q26 revenues increased 0.4% compared to 2Q25, amounting to P$2,558,330 million compared to P$2,549,353 million in 2Q25. As a result of the restatement in current currency as of June 30, 2026, revenues included a restatement effect of P$50,570 million and P$671,958 million in 2Q26 and 2Q25, respectively.

Total operating costs without depreciation, amortization and impairment of Fixed and intangible assets totaled P$1,616,441 million in 2Q26, representing a decrease of P$227,736 million or 12.3% compared to 2Q25. As a result of the restatement in current currency as of June 30, 2026, the restatement effect included in operating costs without depreciation, amortization and impairment of Fixed and intangible assets amounted to P$48,935 million and P$508,129 million in 2Q26 and 2Q25, respectively.

For further information regarding revenues and operating costs without depreciation, amortization and impairment of Fixed and intangible assets see “Explanations by segments” below.

TELECOM ARGENTINA S.A.

Depreciation, amortization and impairment of Fixed and intangible assets

Depreciation, amortization and impairment of Fixed and intangible assets amounted to P$583,453 million in 2Q26, representing a decrease of P$45,064 million or 7.2% compared to 2Q25.

Depreciation, amortization and impairment of Fixed and intangible assets decreased mainly due to the effect of those assets that ended their useful life after June 30, 2025 and the decrease in fixed assets from such date, partially offset by the depreciation and amortization of CAPEX after that date, which, in turn, decreased compared to 2Q25.

As a result of the restatement in current currency as of June 30, 2026, the restatement effect included in depreciation, amortization and impairment of Fixed and intangible assets amounted to P$342,674 million and P$505,721 million in 2Q26 and 2Q25, respectively.

Operating income

Operating income in 2Q26 amounted to P$358,436 million compared to an operating income of P$76,659 million in 2Q25. Operating income represented 14.0% and 3.0% of revenues in 2Q26 and 2Q25, respectively.

The improvement in the operating margin is mainly attributable to an increase in the Adjusted EBITDA, which reached 36.8% of our consolidated revenues in 2Q26, compared to 27.7% in 2Q25. For further details, see “Explanations by segments” below. In addition, an improvement is observed in the Depreciation, amortization and impairment of Fixed and intangible assets margin over revenues, which decreased to 22.8% in 2Q26, compared to 24.7% in 2Q25, as a result of the effects described in section “Depreciation, amortization and impairment of Fixed and intangible assets” above.

Financial results, net:

	2Q26	2Q25	Variation
	P$ million		P$ million	%
Interests on borrowings	(96,722)	(105,328)	8,606	(8.2)
Remeasurement in borrowings	(2,988)	(6,369)	3,381	(53.1)
Foreign currency exchange losses on borrowings	(22,733)	(304,854)	282,121	(92.5)
Total financial results from borrowings	(122,443)	(416,551)	294,108	(70.6)
Fair value gains on financial assets at FVPL	19,617	21,943	(2,326)	(10.6)
Other foreign currency exchange gains (losses)	(10,454)	7,345	(17,799)	n/a
Other interests, net	3,556	6,879	(3,323)	(48.3)
Other taxes and bank expenses	(28,467)	(43,581)	15,114	(34.7)
Financial expenses on pension benefits	(1,444)	(3,105)	1,661	(53.5)
Financial discounts on assets, debts and others	(20,304)	(34,439)	14,135	(41.0)
RECPAM	101,167	30,963	70,204	n/a
Total other financial results, net	63,671	(13,995)	77,666	n/a
Total financial results, net	(58,772)	(430,546)	371,774	(86.3)

Telecom incurred a net financial loss of P$58,772 million in 2Q26, compared to P$430,546 million in 2Q25.

The variation in net financial results in 2Q26 was mainly driven by a lower loss from foreign exchange differences, measured in real terms, of P$264,322 million. While the Company maintained a higher level of U.S. dollar-denominated borrowings in 2026, increasing its exposure to exchange rate movements, the foreign exchange impact was favorable during the period. This reflects the fact that the U.S. dollar appreciated only 7.2% against the Argentine peso in 2Q26, compared to 12.2% in 2Q25, while inflation remained at comparable levels (6.8% versus 6.0%).

Additionally, RECPAM increased P$70,204 million, taxes and bank expenses decreased by P$15,114 million, as well as lower losses from financial discounts on assets, debts and others of P$14,135 million.

TELECOM ARGENTINA S.A.

Income tax expense

Telecom’s income tax includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, and (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect.

Income tax expense amounted to P$110,408 million in 2Q26 compared to an income tax benefit of P$123,492 million in 2Q25.

Adjusted EBITDA

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	2Q26	2Q25	Variation
	P$ million		P$ million	%
Net income (loss) for the period	182,557	(232,854)	415,411	(178.4)
Income tax benefit (expense)	110,408	(123,492)	233,900	(189.4)
Financial results, net	58,772	430,546	(371,774)	(86.3)
Earnings (losses) from associates and joint ventures and Gains recognised when control of subsidiary is lost	6,699	2,459	4,240	172.4
Operating income	358,436	76,659	281,777	n/a
Depreciation, amortization and impairment of Fixed and intangible assets	583,453	628,517	(45,064)	(7.2)
Adjusted EBITDA	941,889	705,176	236,713	33.6

Our consolidated Adjusted EBITDA amounted to P$941,889 million in 2Q26, representing an increase of P$236,713 million or 33.6% as compared to P$705,176 million in 2Q25. For further information about the variations of Adjusted EBITDA see “Explanations by segments” below.

Adjusted EBITDA represented 36.8% and 27.7% of our total consolidated revenues in 2Q26 and 2Q25, respectively.

Explanation by segments

The table below details the evolution of revenues and operating costs without depreciation, amortization and impairment of Fixed and intangible assets by segment for the three month period end 2Q26 and 2Q25, in accordance with the information disclosed in Note 1.b) to our Unaudited Condensed Consolidated Financial Statements for the following segments:

	ICT Services provided in Argentina –
	Personal Network		TMA Network		Other segments		Eliminations		Total
	2Q26	2Q25	2Q26	2Q25	2Q26	2Q25	2Q26	2Q25	2Q26	2Q25
	P$ million
Revenues	1,578,226	1,515,276	943,182	958,294	121,380	121,524	(84,458)	(45,741)	2,558,330	2,549,353
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(977,579)	(1,039,973)	(656,105)	(760,486)	(62,072)	(89,459)	79,315	45,741	(1,616,441)	(1,844,177)
Adjusted EBITDA	600,647	475,303	287,077	197,808	59,308	32,065	(5,143)	-	941,889	705,176

TELECOM ARGENTINA S.A.

•	ICT Services provided in Argentina – Personal Network

	ICT Services provided in Argentina – Personal Network
	2Q26	2Q25	Total Change
	P$ million		P$ million	%
Revenues	1,578,226	1,515,276	62,950	4.2
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(977,579)	(1,039,973)	62,394	(6.0)
Adjusted EBITDA	600,647	475,303	125,344	26.4

The increase in revenues in 2Q26 compared to 2Q25 is mainly due to higher revenues from Mobile Services, mainly as a result of price increases.

The decrease in operating costs without depreciation, amortization and impairment of Fixed and intangible assets in 2Q26 compared to 2Q25 is mainly due to lower costs from Employee benefit expenses and severance payments, mainly due to a reduction in net headcount (17,289 Telecom Argentina employees as of June 30, 2026, representing an 7.9% decrease compared to June 30, 2025), and, to a lesser extent, due to a reduction in fees for services, maintenance, materials and supplies related to a decrease in services received from call centers, due to a reduction in hours consumed primarily attributable to the Company's customer self-service strategy, which enabled a greater proportion of customer interactions and transactions to be completed through digital channels, reducing the need for operational support.

•	ICT Services provided in Argentina – TMA network

	ICT Services provided in Argentina – TMA Network
	2Q26	2Q25	Total Change
	P$ million		P$ million	%
Revenues	943,182	958,294	(15,112)	(1.6)
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(656,105)	(760,486)	104,381	(13.7)
Adjusted EBITDA	287,077	197,808	89,269	45.1

The decrease in revenues in 2Q26 compared to 2Q25 is mainly due to lower Equipment revenues mainly attributable to a lower number of mobile devices sold compared to 2Q25 period, partially offset by an increase in mobile service revenues mainly explained by price increases mainly in postpaid plans.

The decrease in operating costs without depreciation, amortization and impairment of Fixed and intangible assets in 2Q26 compared to 2Q25 is mainly due to lower costs from Employee benefit expenses and severance payments, mainly due to a reduction in net headcount of 11.7% compared to June 30, 2025, amounting to 8,716 employees as of June 30, 2026, and, to a lesser extent, due to a reduction in Commissions and advertising related to lower advertising spending in media.

TELECOM ARGENTINA S.A.

•	Other segments

	Other segments
	2Q26	2Q25	Total Change
	P$ million		P$ million	%
Revenues	121,380	121,524	(144)	(0.1)
Operating costs without depreciation, amortization and impairment of Fixed and intangible assets	(62,072)	(89,459)	27,387	(30.6)
Adjusted EBITDA	59,308	32,065	27,243	85.0

Revenues decreased for Other services revenues due to the loss of control of Micro Sistemas, whose revenues ceased to be consolidated and began to be recognized under the equity method, partially offset by an increase in Mobile services provided by Paraguay due to price increases.

The decrease in operating costs without depreciation, amortization and impairment of Fixed and intangible assets in 2Q26 compared to 2Q25 is mainly due to the loss of control of Micro Sistemas, whose results ceased to be consolidated and began to be recognized under the equity method.

•	Eliminations

Eliminations represent services and costs incurred between reportable segments. These transactions are eliminated at the consolidated level but reported within each individual segment. They mainly relate to interconnection services.

4.	Trend information

During the first half of 2026, the Company continued to strengthen its positioning strategy as a relevant player in the country’s digital ecosystem, combining connectivity, technological services, entertainment and financial solutions under the Personal brand.

In line with this strategy, the unification of its brand identity under Personal was completed, establishing it as the umbrella brand for all its solutions and platforms. This decision simplifies the value proposition, strengthens the consistency of customer experience, and enhances commercial and operational synergies across the different business verticals.

By consolidating a strong, cross-cutting brand under the Personal umbrella, the Company reinforces its positioning as an integrated digital ecosystem across its key brand verticals: Personal Mobile, Personal Fiber, Personal Smarthome, Tienda Personal, Personal Flow, Personal Tech, and Personal Pay, expanding its ability to scale high value-added solutions for all customers.

In a scenario of greater macroeconomic stability, increased investor confidence, and the reactivation of strategic sectors, the Company reaffirms its commitment to developing capabilities and value-added services that drive the country’s digital economy, supporting productive growth.

With a comprehensive service offering and an active investment policy, Personal continues to expand and modernize its infrastructure, adapting to the evolution of digital demand with a focus on efficiency, quality, and technological capacity. This approach is part of a long-term vision that integrates sustainability, innovation, and digital transformation as strategic pillars.

During the first half of 2026, Personal continued to expand its fixed and mobile networks, advance its 5G deployment, and evolve its technology architecture, with a focus on efficiency, quality, and scalability. The Company also deepened the adoption of artificial intelligence and the development of AI agents to optimize processes and enhance the experience of customers, employees, and businesses.

TELECOM ARGENTINA S.A.

In relation to regulatory matters concerning the Acquisition, the Company continues to progress through the required regulatory review process following the conditional approval of the transaction, which is subject to certain structural and behavioral remedies. The integration of the two companies will not occur until all required conditions have been satisfied and the relevant regulatory approvals have been obtained. For further information refer to Note 17 to the unaudited condensed consolidated financial statements.

In line with its strategy for the sustainable development of technology and infrastructure, Personal continues to expand initiatives related to energy efficiency. In March, Personal obtained the international CEEDA certification (Certified Energy Efficient Datacenter Award), which recognizes efficient energy management and sustainable operations at the Pacheco Data Center.

Digital platforms continued to expand. Personal Flow strengthened its entertainment offering through the acquisition of new sports broadcasting rights, most notably those related to the FIFA World Cup 2026, and enhanced its platform with new AI-powered features that successfully managed the high levels of consumption and usage recorded during the tournament.

Personal Pay, for its part, is strengthening its presence within the regional fintech ecosystem. At the beginning of this fiscal year, a strategic alliance with Banco Macro was announced to promote the digitalization of financial services in the country provided by Personal Pay. This partnership will enable Personal Pay to offer its customers a unique value proposition in the market, combining the ease of use of a digital wallet with expanded access to financial products and services backed by a leading bank.

Through Personal Tech, the value proposition for the B2B segment continues to evolve, offering tailored and scalable solutions to corporate customers, with a portfolio built on technological pillars: fixed and mobile connectivity, cybersecurity, cloud solutions, and the Internet of Things (IoT).

Personal continues to strengthen its strategy of bringing the convergent store format to the mass market in various cities, providing comprehensive service for mobile services, home internet, television, and streaming in a single location, along with a space for the sale of technology products. The company is also focusing on developing the Smarthome vertical and Tienda Personal, where various products can be purchased with benefits and discounts, aiming to become the leading provider of smart home solutions and accessible technology in Latin America.

This technological and innovative approach is complemented by a long-term vision that incorporates sustainability as a cross-cutting axis, promoting energy efficiency, the circular economy, and the development of digital talent as part of the company’s ongoing commitment to responsible growth.

In addition, the Company continues to grow through its active operations in Paraguay, Uruguay, and Chile, supporting the digital transformation of consumers and businesses across different verticals.

Through these initiatives, the Company continues to support the digital transformation of the country and the region, with investments aimed at strengthening infrastructure, driving technological innovation, and expanding its ecosystem of services in line with the evolution of the competitive environment.

Carlos Moltini
Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

CORPORATE INFORMATION

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q25	3,000.00	2,110.00	13.5
3Q25	2,795.00	2,021.00	12.6
4Q25	3,875.00	2,195.00	11.2
1Q26	4,047.50	3,185.00	13.2
2Q26	4,755.00	3,350.00	14.6

NYSE*

	Market quotation (US$/ADR)		Volume of ADRs
Quarter	High	Low	traded (in millions)
2Q25	11.40	8.77	13.2
3Q25	10.56	6.52	15.8
4Q25	13.30	7.26	18.7
1Q26	13.63	10.80	17.2
2Q26	15.98	11.19	32.2

* Calculated at 1 ADR = 5 shares.

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(C1272ACK) Autonomous city of Buenos Aires
Republic of Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
270 Park Avenue, Floor 8.
New York, NY10017 Attn: Depositary Receipts Group Tel: +1 212 622 5935

•	INTERNET http://institucional.telecom.com.ar/inversores/

•	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
270 Park Avenue, Floor 8
New York, NY10017
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 10, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations